EXHIBIT 99.3

SUBSCRIPTION RECEIPT AGREEMENT

among

AMERICAS GOLD AND SILVER CORPORATION

- and -

CORMARK SECURITIES INC.

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

Providing for the Issue of

Subscription Receipts

Dated as of October 30, 2024

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION		2
1.1	Definitions	2
1.2	Headings	7
1.3	References	7
1.4	Certain Rules of Interpretation	8
1.5	Day Not a Business Day	8
1.6	Conflict	8
1.7	Currency	8
1.8	Severability	8
1.9	Schedules	8
1.10	Actions by the Underwriters	8
ARTICLE 2
ISSUANCE AND PAYMENT OF SUBSCRIPTION RECEIPTS		9
2.1	Issue of Subscription Receipts	9
2.2	Payment Acknowledgement	9
2.3	Terms of Subscription Receipts	10
2.4	Fractional Subscription Receipts	10
2.5	Register for Subscription Receipts	10
2.6	Registers Open for Inspection	10
2.7	Receiptholder not a Shareholder	10
2.8	Subscription Receipts to Rank Pari Passu	11
2.9	Signing of Subscription Receipt Certificates	11
2.10	Authentication by the Subscription Receipt Agent	11
2.11	Issue in Substitution for Subscription Receipt Certificates Lost, etc.	12
2.12	Exchange of Subscription Receipt Certificates	12
2.13	Transfer and Registration of Subscription Receipts	13
2.14	Global Subscription Receipts	15
2.15	Escrowed Funds to be Placed in Escrow	16
2.16	Legend	16
2.17	Listing and Exchange Notifications	18
2.18	Cancellation of Surrendered Subscription Receipt Certificates	18
2.19	U.S. Subscription Receipts	19
ARTICLE 3
ISSUANCE OF UNDERLYING COMMON SHARES OR REFUND OF SUBSCRIPTION PRICE		19
3.1	Notice of Transaction	19
3.2	Release of Funds from Escrow	20
3.3	Delivery of Underlying Common Shares	20
3.4	Issue of Underlying Common Shares and Payment Thereon	20
3.5	Fractions	21
3.6	Payment on Termination	21

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ARTICLE 4
ADJUSTMENT		22
4.1	Definitions	22
4.2	Adjustment	22
ARTICLE 5
INVESTMENT OF ESCROWED FUNDS AND PAYMENT OF INTEREST		25
5.1	Investment of Escrowed Funds	25
5.2	Segregation of Escrowed Funds	26
5.3	Third Party Interest	26
ARTICLE 6
RIGHTS AND COVENANTS OF THE CORPORATION		26
6.1	Optional Purchases by the Corporation	26
6.2	General Covenants	27
6.3	Subscription Receipt Agent’s Remuneration, Expenses and Indemnification	28
6.4	Performance of Covenants by Subscription Receipt Agent	28
6.5	Accounting	29
6.6	Payments by Subscription Receipt Agent	29
6.7	Regulatory Matters	29
6.8	Anti-Money Laundering & Privacy	29
ARTICLE 7
ENFORCEMENT		30
7.1	Suits by Receiptholders	30
7.2	Immunity of Shareholders, etc.	31
7.3	Limitation of Liability	31
ARTICLE 8
MEETINGS OF RECEIPTHOLDERS		31
8.1	Right to Convene Meetings	31
8.2	Notice	31
8.3	Chairperson	32
8.4	Quorum	32
8.5	Power to Adjourn	32
8.6	Show of Hands	32
8.7	Poll and Voting	32
8.8	Regulations	33
8.9	Corporation, Cormark and Subscription Receipt Agent may be Represented	34
8.10	Powers Exercisable by Special Resolution	34
8.11	Meaning of Special Resolution	35
8.12	Powers Cumulative	36
8.13	Minutes	36
8.14	Instruments in Writing	37
8.15	Binding Effect of Resolutions	37
8.16	Holdings by Corporation Disregarded	37

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ARTICLE 9
SUPPLEMENTAL AGREEMENTS		37
9.1	Provision for Supplemental Agreements for Certain Purposes	37
ARTICLE 10
MATTERS CONCERNING THE SUBSCRIPTION RECEIPT AGENT		38
10.1	Rights and Duties of Subscription Receipt Agent	38
10.2	Evidence, Experts and Advisers	40
10.3	Documents, etc. Held by Subscription Receipt Agent	41
10.4	Actions by Subscription Receipt Agent to Protect Interest	41
10.5	Subscription Receipt Agent not Required to Give Security	41
10.6	Protection of Subscription Receipt Agent	41
10.7	Replacement of Subscription Receipt Agent; Successor by Merger	42
10.8	Conflict of Interest	44
10.9	Acceptance of Appointment	44
10.10	Subscription Receipt Agent Not to be Appointed Receiver	44
10.11	SEC Matters	44
10.12	Force Majeure	45
ARTICLE 11
GENERAL		45
11.1	Notice to the Corporation, the Subscription Receipt Agent and Cormark, on behalf of the Underwriters	45
11.2	Notice to Receiptholders	46
11.3	Ownership of Subscription Receipts	47
11.4	Evidence of Ownership	47
11.5	Satisfaction and Discharge of Agreement	48
11.6	Provisions of Agreement and Subscription Receipts for the Sole Benefit of Parties and Receiptholders	48
11.7	Subscription Receipts Owned by the Corporation or its Affiliates Certificate to be Provided	48
11.8	Effect of Execution	49
11.9	Successor Entities	49
11.10	Time of Essence	49
11.11	Governing Law	49
11.12	Discretion of Directors	49
11.13	Counterparts	49
11.14	English Language	49

SCHEDULES

Schedule A: FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

Schedule B: FORM OF RELEASE NOTICE

Schedule C: APPROVED BANKS

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SUBSCRIPTION RECEIPT AGREEMENT

THIS SUBSCRIPTION RECEIPT AGREEMENT made as of October 30, 2024,

AMONG:

AMERICAS GOLD AND SILVER CORPORATION, a corporation governed by the laws of Canada

(hereinafter referred to as the “Corporation”)

- and -

CORMARK SECURITIES INC., on behalf of the Underwriters (as defined herein)

(hereinafter referred to as “Cormark”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada

(hereinafter referred to as the “Subscription Receipt Agent”)

WHEREAS the Corporation is proposing to issue and sell Subscription Receipts (as defined herein), each Subscription Receipt representing the right to receive one Underlying Common Share (as defined herein) (subject to any applicable adjustments);

AND WHEREAS the Corporation is duly authorized to create and issue the Subscription Receipts as herein provided and to complete the transactions contemplated herein;

AND WHEREAS all things necessary have been done and performed to make the Subscription Receipts, when Authenticated (as defined herein) by the Subscription Receipt Agent and issued as provided in this Agreement, legal, valid and binding obligations of the Corporation with the benefits and subject to the terms of this Agreement;

AND WHEREAS the foregoing recitals are representations and statements of fact made by the Corporation and not by Cormark or the Subscription Receipt Agent;

AND WHEREAS the Subscription Receipt Agent hereby agrees to act as subscription receipt agent in accordance with the provisions hereof.

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement and the recitals, unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“1933 Act” means the United States Securities Act of 1933, as amended;
(b)

“Acquisition Agreement” means the purchase agreement dated October 9, 2024 among the Corporation, Sprott Mining Inc., Sprott Mining Idaho Management Inc., Sprott Mining Idaho Holdings Inc., Sprott Mining Idaho Limited Partnership, and Paul Huet, as the same may be amended or supplemented from time to time in accordance with Section 6.2(b) hereof;

(c)	“Affiliate” has the meaning ascribed to it under the Securities Act (Ontario);
(d)	“Agreement” means this subscription receipt agreement, as amended, supplemented or otherwise modified from time to time in accordance with the provisions hereof;
(e)

“Authenticate” means (a) with respect to the issuance of a Subscription Receipt Certificate, one which has been duly signed by the Corporation and authenticated by manual or electronic signature of an authorized signing officer of the Subscription Receipt Agent, (b) with respect to the issuance of an Uncertificated Subscription Receipt, one in respect of which the Subscription Receipt Agent has completed all Internal Procedures such that the particulars of such Uncertificated Subscription Receipt as required by Article 2 are entered in the register of holders of Subscription Receipts, and “Authenticated”, “Authenticating” and “Authentication” have the appropriate correlative meanings;

(f)	“Balance of the Underwriters’ Commission” means the remaining 50% of the Underwriters’ Commission, payable on the Transaction Closing Date in accordance with the Underwriting Agreement;
(g)	“Book-Based System” means the book-based securities transfer system administered by CDS in accordance with its operating rules and procedures in force from time to time;
(h)	“Business Day” means any day, other than Saturday, Sunday or a statutory or civic holiday, on which banking institutions are generally open for business in Toronto, Ontario;
(i)	“CDS” means CDS Clearing and Depository Services Inc. and its successors in interest;

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(j)	“Common Shares” means the common shares in the capital of the Corporation;
(k)	“Cormark” means Cormark Securities Inc.;
(l)	“Corporation” means Americas Gold and Silver Corporation;
(m)	“Counsel” means a barrister or solicitor or a firm of barristers or solicitors, who may be counsel for the Corporation, acceptable to the Subscription Receipt Agent, acting reasonably;
(n)

“Current Market Price” for any date means the VWAP of the Common Shares on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date of the applicable event (or, if the Common Shares are not listed thereon, on such stock exchange on which the Common Shares are listed as may be selected by the board of directors of the Corporation or, if the Common Shares are not listed on any stock exchange, then on the over-the-counter market or, if there is no market, fair value as determined by an independent financial advisor as selected by the directors of the Corporation and as such independent financial advisor shall be approved by the Subscription Receipt Agent, acting reasonably;

(o)

“Deemed Interest” means interest that would have otherwise been earned on 50% of the Underwriters’ Commission and the full amount of the Underwriters’ Expenses as if such amount had been held in escrow as part of the Escrowed Funds and not paid to the Underwriters;

(p)	“Designated Office” means the principal Corporate Trust Office of the Subscription Receipt Agent from time to time in Toronto, Ontario;
(q)

“Earned Interest” means the interest or other income actually earned on the investment of the Escrowed Funds from and including the date hereof to but excluding the earlier to occur of (i) the Transaction Closing Date and (ii) the Termination Date;

(r)	“Escrow Account” has the meaning attributed thereto in Section 2.2(a);
(s)

“Escrow Release Conditions” means: (i) the satisfaction or waiver of each of the conditions to the Transaction as set out in the Acquisition Agreement (as it may be amended or supplemented in accordance with this Agreement), other than payment of the purchase price payable on the Transaction Closing in respect of the Acquisition; and (ii) the receipt of all required board, shareholder, regulatory and exchange approvals in connection with the Offering and the Transaction, including, without limitation, the approval of the TSX and NYSE American for the listing of the Underlying Common Shares having been obtained (other than such approvals that, by their nature, are to be satisfied following the Transaction Closing);

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(t)

“Escrowed Funds” means an amount equal to the Proceeds; minus an amount equal to 50% of the Underwriters’ Commission and the full amount of the Underwriters’ Expenses; plus the Earned Interest thereon at any given time;

(u)

“Global Subscription Receipt” means a Subscription Receipt Certificate or Uncertificated Subscription Receipt that is issued to and registered in the name of CDS or its nominee pursuant to Section 2.14;

(v)	“Indemnified Parties” has the meaning attributed thereto in Section 6.3(b);
(w)

“Internal Procedures” means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership), the Subscription Receipt Agent’s internal procedures customary at such time for the entry, change or deletion made to be completed under the operating procedures followed at the time by the Subscription Receipt Agent;

(x)	“Issue Time” means the time as of which the Transaction Closing occurs;
(y)

“Offering” means the offering of the Subscription Receipts, by means of an underwritten “bought deal” private placement, pursuant to the terms of the Subscription Agreements and the Underwriting Agreement;

(z)	“Offering Closing Date” means the closing date of the Offering;
(aa)

“Person” means and includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, limited liability companies, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, business trusts or other organizations, whether or not legal entities and governments, governmental agencies and political subdivisions thereof;

(bb)	“Proceeds” means the aggregate gross proceeds of the Offering;
(cc)

“QIB Purchaser” means an original purchaser of the Subscription Receipts who was originally distributed the Subscription Receipts under this Agreement on the basis that it executed and delivered a U.S. QIB Letter;

(dd)

“Receiptholders” or “holders” means the persons who are registered owners of Subscription Receipts entered in the register maintained pursuant to Section 2.5 (including purchasers of Subscription Receipts whose purchase has not yet been settled and excluding registered owners of Subscription Receipts who have sold their Subscription Receipts);

(ee)

“Receiptholders’ Request” means an instrument signed in one or more counterparts by Receiptholders holding in the aggregate not less than 25% of the then outstanding Subscription Receipts, requesting the Subscription Receipt Agent to take some action or proceeding specified therein;

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(ff)	“Release Notice” has the meaning attributed thereto in Section 3.1(a);
(gg)	“S&P” means S&P Global Ratings, a division of S&P Global Inc., and its successors;
(hh)	“SEC” means the United States Securities and Exchange Commission;
(ii)	“Shareholders” means the holders from time to time of the Common Shares;
(jj)	“special resolution” has the meaning attributed thereto in Section 8.11;
(kk)	“Subscribers” means the subscribers for Subscription Receipts in the Offering;
(ll)

“Subscription Agreements” means the agreements entered into by each Subscriber and the Corporation in respect of the Subscriber’s subscription for Subscription Receipts in the form and on the terms and conditions satisfactory to the Corporation and the Underwriters, each acting reasonably, as such agreements may be amended from time to time;

(mm)	“Subscription Price” means $0.40 per Subscription Receipt;
(nn)	“Subscription Receipt Agent” means Computershare Trust Company of Canada or its successors and assigns from time to time under this Agreement;
(oo)

“Subscription Receipt Certificate” means a certificate evidencing the Subscription Receipts substantially in the form attached as Schedule A and any legends inserted thereon pursuant to Section 2.19, with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Agreement or as may be required to comply with any law or the rules of any securities exchange or as may be not inconsistent with the terms of this Agreement as the Corporation may deem necessary or desirable;

(pp)

“Subscription Receipts” means the subscription receipts issued and Authenticated hereunder and from time to time outstanding, each Subscription Receipt evidencing the rights of holders of Subscription Receipts, and obligations of the Corporation, as set out in this Agreement;

(qq)	“successor entity” has the meaning attributed thereto in Section 11.9;
(rr)	“Termination Date” means the date on which a Termination Event occurs;
(ss)

“Termination Event” means the earliest to occur of: (i) the Transaction Closing not occurring prior to the Transaction Deadline; or (ii) the Corporation delivering to Cormark and the Subscription Receipt Agent a notice, executed by the Corporation, declaring that the Acquisition Agreement has been terminated; or (iii) the Corporation announcing to the public by way of a news release that it does not intend to proceed with the Transaction prior to the Transaction Deadline;

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(tt)	“Termination Payment Time” means 5:00 p.m. (Toronto time) on the second Business Day after the Termination Date;
(uu)

“Transaction” means the indirect acquisition by the Corporation of the remaining 40% interest in the Galena Complex in the Silver Valley of Northwest Idaho not indirectly owned by the Corporation, in accordance with the Acquisition Agreement;

(vv)	“Transaction Closing” means the closing of the Transaction in accordance with the Acquisition Agreement;
(ww)	“Transaction Closing Date” means the date on which the Transaction Closing occurs;
(xx)	“Transaction Deadline” means 5:00 p.m. (Toronto time) on February 27, 2025;
(yy)	“Transfer Agent” means Computershare Investor Services Inc.;
(zz)	“TSX” means the Toronto Stock Exchange;
(aaa)	“U.S. Offered Securities” has the meaning attributed thereto in Section 2.19;
(bbb)	“U.S. Person” means “U.S. person” as such term is defined in Regulation S under the 1933 Act;
(ccc)

“U.S. QIB Letter” means the Qualified Institutional Buyer Letter substantially in the form of Schedule “D” attached to the Subscription Agreements entered into between the Corporation and the United States subscribers of Subscription Receipts in the Offering;

(ddd)	“U.S. Securities Exchange Act” means the United States Securities Exchange Act of 1934, as amended;
(eee)

“U.S. Receiptholder” means a Receiptholder that is a U.S. Person or is a person in the United States, or acquired the Subscription Receipts in the United States or for the account or benefit of any U.S. Person or person in the United States;

(fff)	“Uncertificated Subscription Receipts” means Subscription Receipts that are issued by electronic delivery to CDS, or its nominee, for the purpose of being held by or on behalf of CDS;
(ggg)	“Underlying Common Shares” means the Common Shares automatically issuable to Receiptholders without payment of additional consideration in accordance with the terms and conditions of this Agreement;
(hhh)	“Underwriters” means, collectively, Cormark, TD Securities Inc., Desjardins Securities Inc., Haywood Securities Inc., Canaccord Genuity Corp. and Eight Capital;

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(iii)

“Underwriters’ Commission” means the Underwriters’ commission payable to the Underwriters in accordance with the Underwriting Agreement with respect to 125,000,000 Subscription Receipts purchased by the Underwriters on the date hereof;

(jjj)

“Underwriters’ Expenses” the reasonable out-of-pocket expenses of the Underwriters and the reasonable fees and disbursements of the Underwriters’ legal counsel and all applicable taxes payable thereon, incurred by the Underwriters in connection with the Offering, payable by the Corporation in accordance with, and subject to the limits set forth in, the Underwriting Agreement;

(kkk)	“Underwriting Agreement” means the underwriting agreement dated October 30, 2024 between the Corporation and the Underwriters in respect of the Offering;
(lll)	“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;
(mmm)

“VWAP” means the volume-weighted average trading price of the Common Shares on the applicable exchange or market, as the case may be, for the applicable period (which must be calculated utilizing days in which the Common Shares actually trade), which shall be determined by dividing the aggregate sale price of all Common Shares sold on the applicable exchange or market, as the case may be, over the applicable period by the total number of Common Shares so sold; and

(nnn)

“written confirmation of the Corporation”, “written direction of the Corporation”, “written request of the Corporation”, “written notice of the Corporation”, and any other document required to be signed by the Corporation, means, respectively, a written confirmation, direction, request, notice or other document signed in the name of the Corporation by any officer or director of the Corporation.

1.2	Headings

The headings, the table of contents and the division of this Agreement into Articles and Sections are for convenience of reference only and shall not affect the interpretation of this Agreement.

1.3	References

Unless otherwise specified in this Agreement:

(a)	references to Articles, Sections and Schedules are to Articles, Sections and Schedules in this Agreement; and
(b)	“hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions, without reference to a particular provision, refer to this Agreement.

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1.4	Certain Rules of Interpretation

Unless otherwise specified in this Agreement:

(a)	the singular includes the plural and vice versa; and
(b)	references to any gender shall include references to all genders.

1.5	Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.6	Conflict

In the event of a conflict or inconsistency between a provision in the body of this Agreement and in the Subscription Receipt Certificate issued hereunder, the provision in the body of this Agreement shall prevail to the extent of the inconsistency.

1.7	Currency

All dollar amounts expressed in this Agreement and in the Subscription Receipts are in lawful money of Canada and all payments required to be made hereunder and thereunder shall be made in Canadian dollars, except as otherwise provided.

1.8	Severability

Each of the provisions in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any of the other provisions hereof.

1.9	Schedules

The following Schedules attached to this Agreement form an integral part of this Agreement:

Schedule A: Form of Subscription Receipt Certificate;

Schedule B: Form of Release Notice; and

Schedule C: Approved Banks.

1.10	Actions by the Underwriters

All steps which must or may be taken by the Underwriters in connection with this Agreement, shall be taken by Cormark, on its own behalf and on behalf of the other Underwriters. Cormark shall consult with the other Underwriters as necessary prior to taking any action on their behalf and shall, in any event, advise the other Underwriters of steps taken on their behalf.

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ARTICLE 2

ISSUANCE AND PAYMENT OF SUBSCRIPTION RECEIPTS

2.1	Issue of Subscription Receipts

(a)

An aggregate of 125,000,000 Subscription Receipts, providing for the exchange of such Subscription Receipts in certain circumstances, as provided herein, to acquire an aggregate of 125,000,000 Underlying Common Shares, without any further action or payment of any additional consideration, subject to adjustment as provided herein, are hereby created and authorized to be issued by the Corporation for a price per Subscription Receipt equal to the Subscription Price, and one or more Subscription Receipt Certificates or Uncertificated Subscription Receipts evidencing the Subscription Receipts shall be executed by or on behalf of the Corporation, Authenticated by or on behalf of the Subscription Receipt Agent and delivered, in respect of the Subscription Receipts, as directed by the Corporation, in accordance with this Agreement.

2.2	Payment Acknowledgement

(a)

If Escrowed Funds are deposited with the Subscription Receipt Agent in accordance with Section 2.15 hereof, the Subscription Receipt Agent shall, in writing with a separate receipt, acknowledge receipt from the Underwriters and the Corporation (on behalf of certain Subscribers) of such funds and shall confirm that such funds have been deposited in a segregated trust account in the name of the Corporation designated as “Americas Gold and Silver 2024 Subscription Receipts” (the “Escrow Account”) or as otherwise jointly directed in writing by the Corporation and Cormark, on behalf of the Underwriters, and will be invested in accordance with Section 5.1 hereof and paid in accordance with Article 3 hereof;

(b)	The Corporation hereby:

(i)

acknowledges that the amounts received by the Subscription Receipt Agent pursuant to Section 2.2(a), if any, as evidenced by the receipt referred to in Section 2.2(a), represent payment in full by the Underwriters and the Corporation of the aggregate Subscription Price for Subscription Receipts issued less 50% of the Underwriters’ Commission and the full amount of the Underwriters’ Expenses;

(ii)

irrevocably directs the Subscription Receipt Agent to retain such amounts, if any, in accordance with the terms of this Agreement pending release of such amounts in accordance with the terms of this Agreement; and

(iii)

irrevocably directs the Subscription Receipt Agent, immediately following the execution and delivery of this Agreement, to Authenticate and deliver: (i) Uncertificated Subscription Receipts representing the Subscription Receipts issued to and registered in the name of CDS (or its nominee); and (ii) definitive Subscription Receipt Certificates to certain other Subscribers, in each case in accordance with the written direction of the Corporation.

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2.3	Terms of Subscription Receipts

Each Subscription Receipt shall evidence the right of the holder to receive the securities and/or the amounts specified in Sections 3.4 and 3.6 hereof, as applicable.

2.4	Fractional Subscription Receipts

No fractional Subscription Receipts shall be issued or otherwise provided for hereunder and any fractional interests shall be rounded down to the nearest whole number without any consideration therefor. In calculating such fractional interest, all Subscription Receipts held by the same registered and/or beneficial holder shall be aggregated.

2.5	Register for Subscription Receipts

The Corporation hereby appoints the Subscription Receipt Agent as registrar and transfer agent of the Subscription Receipts, and the Corporation shall cause to be kept by the Subscription Receipt Agent at the Designated Office, a securities register in which shall be entered the names and addresses of the Receiptholders and the other particulars, prescribed by law, of the Subscription Receipts held by them. The Corporation shall also cause to be kept by the Subscription Receipt Agent at the Designated Office the register of transfers, and may also cause to be kept by the Subscription Receipt Agent, branch registers of transfers in which shall be recorded the particulars of the transfers of Subscription Receipts, registered in that branch register of transfers.

2.6	Registers Open for Inspection

The registers referred to in Section 2.5 shall be open at all reasonable times during regular business hours of the Subscription Receipt Agent at its Designated Office on any Business Day for inspection by the Corporation, Cormark or any Receiptholder. The Subscription Receipt Agent shall, from time to time when requested to do so by the Corporation, furnish the Corporation with a list of the names and addresses of Receiptholders entered in the registers kept by the Subscription Receipt Agent and showing the number of Subscription Receipts held by each such holder.

2.7	Receiptholder not a Shareholder

Nothing in this Agreement or in the holding of a Subscription Receipt shall at any time confer or be construed as conferring upon a Receiptholder any right, benefit or interest or direct or indirect entitlement whatsoever as a Shareholder, including, but not limited to, the right to vote at, to receive notice of, or to attend meetings of Shareholders. Receiptholders are entitled to exercise the rights expressly provided for in the Subscription Receipt Certificates and this Agreement on the terms and conditions set forth therein and herein.

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2.8	Subscription Receipts to Rank Pari Passu

Each Subscription Receipt shall rank pari passu with respect to all other issued and outstanding Subscription Receipts, regardless of their actual date of issue.

2.9	Signing of Subscription Receipt Certificates

The Subscription Receipt Certificates shall be signed, if applicable, by any one officer or director of the Corporation.

The signature of such officer or director may be mechanically reproduced electronically and Subscription Receipt Certificates bearing such electronic signature shall, subject to Section 2.10, be binding upon the Corporation as if they had been manually signed by such officer or director. Notwithstanding that the person whose manual or electronic signature appears on any Subscription Receipt Certificate as such officer or director may no longer hold such position at the date of such Subscription Receipt Certificate or at the date of Authentication or delivery thereof, any Subscription Receipt Certificate signed as aforesaid shall, subject to Section 2.10, be valid and binding upon the Corporation and the holder thereof shall be entitled to the benefits of this Agreement.

2.10	Authentication by the Subscription Receipt Agent

(a)

The Subscription Receipt Agent shall Authenticate Subscription Receipt Certificates or Uncertificated Subscription Receipts to be issued by the Corporation upon the written direction of the Corporation. No Subscription Receipt Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefit hereof until it has been Authenticated by or on behalf of the Subscription Receipt Agent, and such Authentication by the Subscription Receipt Agent on any Subscription Receipt Certificate or with respect to any Uncertificated Subscription Receipt shall be conclusive evidence as against the Corporation that the Subscription Receipt Certificate or Uncertificated Subscription Receipt has been duly issued hereunder and that the holder is entitled to the benefits hereof.

(b)

The Authentication of the Subscription Receipt Agent on Subscription Receipt Certificates or Uncertificated Subscription Receipts issued hereunder shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Agreement or the Subscription Receipt Certificates or Uncertificated Subscription Receipts (except the Authentication thereof) and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipt Certificates or Uncertificated Subscription Receipts or any of them or of the consideration therefor except as otherwise specified herein. The Authentication by or on behalf of the Subscription Receipt Agent on Subscription Receipt Certificates shall constitute a representation and warranty by the Subscription Receipt Agent that the said Subscription Receipt Certificates have been duly Authenticated by or on behalf of the Subscription Receipt Agent pursuant to the provisions of this Agreement.

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2.11	Issue in Substitution for Subscription Receipt Certificates Lost, etc.

(a)

In case any of the Subscription Receipt Certificates issued and Authenticated pursuant to this Agreement shall become mutilated or be lost, destroyed or stolen, the Corporation, subject to applicable laws and compliance with Section 2.11(b), shall issue and thereupon the Subscription Receipt Agent shall Authenticate and deliver a new Subscription Receipt Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Subscription Receipt Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Subscription Receipt Certificate, and the substituted Subscription Receipt Certificate shall be in a form approved by the Subscription Receipt Agent and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Subscription Receipt Certificates issued or to be issued hereunder.

(b)

The applicant for the issue of a new Subscription Receipt Certificate pursuant to this Section 2.11 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Subscription Receipt Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Subscription Receipt Agent, each in their sole discretion, and such applicant may also be required to furnish an indemnity and surety bond or security in amount and form satisfactory to the Corporation and the Subscription Receipt Agent, each in their sole discretion, and shall pay the reasonable charges of the Corporation and the Subscription Receipt Agent in connection therewith.

2.12	Exchange of Subscription Receipt Certificates

(a)

Subscription Receipt Certificates may, upon compliance with the reasonable requirements of the Subscription Receipt Agent, be exchanged for another Subscription Receipt Certificate or Subscription Receipt Certificates entitling the holder thereof to, in the aggregate, the same number of Subscription Receipts as represented by the Subscription Receipt Certificates so exchanged.

(b)

Subscription Receipt Certificates may be surrendered for exchange only at the Designated Office of the Subscription Receipt Agent during regular business hours of the Subscription Receipt Agent on a Business Day.

(c)

Except as otherwise herein provided, the Subscription Receipt Agent may charge to the holder requesting an exchange a reasonable fee for each new Subscription Receipt Certificate issued in exchange for Subscription Receipt Certificate(s).

Payment of such fees and reimbursement of the Subscription Receipt Agent or the Corporation for any and all governmental or other charges required to be paid shall be made by such holder as a condition precedent to such exchange.

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2.13	Transfer and Registration of Subscription Receipts

(a)

The Subscription Receipts may only be transferred on the register kept at the Designated Office of the Subscription Receipt Agent by the holder or its legal representatives or its attorney duly appointed by an instrument in writing: (i) in the case of a Subscription Receipt Certificate, surrendering to the Subscription Receipt Agent at the Designated Office the Subscription Receipt Certificates representing the Subscription Receipts to be transferred; and (ii) in the case of Uncertificated Subscription Receipts, in accordance with procedures prescribed by CDS under the Book-Based System. Upon surrender for registration of transfer of Subscription Receipts at the Designated Office of the Subscription Receipt Agent, the Corporation shall issue and thereupon the Subscription Receipt Agent shall Authenticate and deliver, in accordance with its Internal Procedures, a new Subscription Receipt Certificate and in the case of Uncertificated Subscription Receipts, the Subscription Receipt Agent will confirm the electronic deposit in accordance with procedures prescribed by CDS in the Book-Based System, in each case of like tenor in the name of the designated transferee. If less than all of the Subscription Receipts evidenced by the Subscription Receipt Certificate(s) so surrendered are transferred, the transferor shall be entitled to receive, in the same manner, a new Subscription Receipt Certificate registered in its name evidencing the Subscription Receipts not transferred. However, notwithstanding the foregoing, Subscription Receipts shall only be transferred upon:

(i)

payment to the Subscription Receipt Agent of a reasonable fee for each new Subscription Receipt Certificate or Uncertificated Subscription Receipt issued upon such transfer, and reimbursement of the Subscription Receipt Agent or the Corporation, as applicable, for any and all governmental or other charges required to be paid in respect of such transfer;

(ii)

with respect to transfers of Subscription Receipts represented by certificates bearing the legend set out in Section 2.16, compliance with such legend, and with the requirements set out in Section 2.16 for the removal of such legend, as the case may be; and

(iii)	such reasonable requirements as the Subscription Receipt Agent may prescribe;

and all such transfers shall be duly noted in such register by the Subscription Receipt Agent. Upon compliance with such requirements, the Subscription Receipt Agent shall, within five Business Days, where applicable, issue to the transferee a Subscription Receipt Certificate or Uncertificated Subscription Receipt representing the Subscription Receipts transferred.

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(b)

If the Subscription Receipt Certificate, Uncertificated Subscription Receipt or certificate representing Underlying Common Shares issued pursuant to the Subscription Receipts tendered for transfer bears a restrictive legend as set forth in Section 2.16 hereof:

(i)	the transfer restrictions set forth in such legend shall be complied with; and
(ii)

if required by securities legislation, the Subscription Receipt Certificate or Uncertificated Subscription Receipt issued to such transferee shall include the legend set forth in Section 2.16, and the requirement of Section 2.16 relating to legending Underlying Common Shares upon exercise of the Subscription Receipts shall also apply.

(c)

The Corporation and the Subscription Receipt Agent will deem and treat the registered owner of any Subscription Receipt as the beneficial owner thereof for all purposes and neither the Corporation nor the Subscription Receipt Agent shall be affected by any notice to the contrary.

(d)

The transfer register in respect of Subscription Receipts shall be closed at 5:00 p.m. (Toronto time) at the Designated Office, on the earlier to occur of the Transaction Closing Date and the Termination Date (subject to settlement). Trades settling after the Transaction Closing Date will be completed by the delivery of Underlying Common Shares.

(e)

The Subscription Receipt Agent will promptly advise the Corporation of any requested transfer of Subscription Receipts. The Corporation will be entitled, and may direct the Subscription Receipt Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Subscription Receipts on the registers referred to in this Article 2, if such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction.

(f)

Subject to the provisions of this Agreement and applicable law, a Receiptholder shall be entitled to the rights and privileges attaching to the Subscription Receipts. Either (a) the issue of Underlying Common Shares as provided in Section 3.4, or (b) the payment of the Subscription Price, Earned Interest and Deemed Interest, less applicable withholding taxes, as provided in Section 3.6, all in accordance with the terms and conditions herein contained, shall discharge all responsibilities of the Corporation and the Subscription Receipt Agent with respect to such Subscription Receipts and neither the Corporation nor the Subscription Receipt Agent shall be bound to inquire into the title of a Receiptholder.

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2.14	Global Subscription Receipts

(a)

Subject to Section 2.19 hereof, the Subscription Receipts may be issued in the form of one or more Global Subscription Receipts, which will be registered in the name of and deposited with CDS or its nominee and held by, or on behalf of, CDS, as depositary of the Subscription Receipts for the participants of CDS, and any Global Subscription Receipts represented by Subscription Receipt Certificates shall bear the CDS legend included on the form of Subscription Receipt Certificate appended hereto as Schedule A.

(b)	Registration of ownership and transfers of Subscription Receipts represented by Global Subscription Receipts may be effected only through the Book-Based System.
(c)

Unless the Book-Based System is terminated or required to do so by applicable law, and except for any Subscription Receipts issued to U.S. Receiptholders that are not QIB Purchasers (in which case such U.S. Receiptholders may be issued individually certificated Subscription Receipts), owners of the beneficial interests in the Subscription Receipts represented by Global Subscription Receipts shall not be entitled to have Subscription Receipts registered in their names, shall not receive or be entitled to receive Subscription Receipt Certificates in definitive form and shall not be considered owners or holders thereof under this Agreement or any supplemental agreement except in circumstances where CDS resigns or is removed from its responsibility. Beneficial interests in the Global Subscription Receipts will be represented only through the Book-Based System. Transfers of Subscription Receipts between CDS participants shall occur in accordance with CDS’ rules and procedures. Neither the Corporation nor the Subscription Receipt Agent shall have any responsibility or liability for any aspects of the records relating to or payments made by CDS, or its nominee, on account of the beneficial interests in the Subscription Receipts. Nothing herein shall prevent the owners of beneficial interests in the Subscription Receipts from voting such Subscription Receipts using duly executed proxies.

(d)

Subject to Section 2.14(a) above and Section 2.14(g) below, a Subscription Receipt Certificate that is not a Global Subscription Receipt may be surrendered at CDS for cancellation by the Subscription Receipt Agent and the registration of new beneficial interest in such Subscription Receipts may be represented by a Global Subscription Receipt, which shall be increased by the number of Subscription Receipts surrendered.

(e)

All references herein to actions by, notices given or payments made to Receiptholders shall, where Subscription Receipts are represented by Global Subscription Receipts held through CDS, refer to actions taken by, or notices given or payments made to, CDS upon instruction from the CDS participants in accordance with its rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Receiptholders evidencing a specified percentage of the aggregate Subscription Receipts outstanding, such direction or consent may be given by Receiptholders acting through CDS and the CDS participants owning Subscription Receipts evidencing the requisite percentage of the Subscription Receipts. The rights of a Receiptholder whose Subscription Receipts are represented by Global Subscription Receipts held through CDS shall be exercised only through CDS and the CDS participants and shall be limited to those established by law and agreements between such holders and CDS and the CDS participants upon instructions from the CDS participants. Each of the Subscription Receipt Agent and the Corporation may deal with CDS for all purposes (including the making of payments) as the authorized representative of the respective Receiptholders and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder.

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(f)

For so long as Subscription Receipts represented by Global Subscription Receipts are held through CDS, if any notice or other communication is required to be given to Receiptholders, the Subscription Receipt Agent will give such notices and communications to CDS.

(g)

If CDS resigns or is removed from its responsibility as depository, CDS shall surrender the Global Subscription Receipts to the Subscription Receipt Agent with instructions for registration of Subscription Receipts in the name and in the amount specified by CDS and the Corporation shall issue and the Subscription Receipt Agent shall Authenticate and deliver the aggregate number of Subscription Receipts then outstanding in the form of definitive Subscription Receipt Certificates representing such Subscription Receipts.

(h)

All Subscription Receipts issued electronically to CDS in uncertificated form through the uncertificated inventory system of CDS will be evidenced by a book position on the register of holders to be maintained by the Subscription Receipt Agent in accordance with Section 2.5.

(i)

Notwithstanding any provisions made in this Agreement, any acts that may be required to be done in connection with this Agreement may be altered due to the internal procedures and processes with respect to cut-off times of CDS. It is understood and agreed to by the parties hereto that the Subscription Receipt Agent shall have no responsibility in connection with any cut-off time imposed by CDS.

2.15	Escrowed Funds to be Placed in Escrow

Upon any issuance of Subscription Receipts, the Escrowed Funds in respect thereof shall be delivered by Cormark, on behalf of the Underwriters, and the Corporation (on behalf of certain Subscribers) to the Subscription Receipt Agent by wire transfers of funds into a segregated trust account as directed by the Subscription Receipt Agent to be held pursuant to the terms hereof. The Subscription Receipt Agent hereby agrees to hold the same as agent on behalf of the Receiptholders and the Corporation and to invest, disburse and deal with the same as provided herein.

2.16	Legend

Until such time as the same is no longer required under applicable requirements of Canadian securities laws, each Book-Based System customer confirmation or Subscription Receipt Certificate representing Subscription Receipts and all certificates or Book-Based System customer confirmations representing Underlying Common Shares (and each Subscription Receipt Certificate or Common Share certificate issued in exchange therefor or in substitution or transfer thereof) shall bear the following legend:

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All certificates: “Unless permitted under securities legislation, the holder of this security must not trade the security before ■” [A date to be inserted, that is four months and a day after the distribution date.]

Common Share certificates: “The securities represented by this certificate are listed on the Toronto Stock Exchange (“TSX”); however, the said securities cannot be traded through the facilities of TSX since they are not freely transferable, and consequently any certificate representing such securities is not “good delivery” in settlement of transactions on TSX.”

In addition, each Book-Based System customer confirmation or Subscription Receipt Certificate representing Subscription Receipts and all certificates or Book-Based customer confirmations representing Underlying Common Shares (and each Subscription Receipt Certificate or Common Share certificate issued in exchange therefor or in substitution or transfer thereof) issued to U.S. Receiptholders, except QIB Purchasers, shall bear the following additional legend:

“THE SECURITIES REPRESENTED HEREBY [for Subscription Receipts, add: and the securities issuable upon conversion thereof] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT, (D) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR (E) IN ANY OTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS AND, IN THE CASE OF (D) AND (E) ABOVE, IF REQUIRED OR OTHERWISE REQUESTED, AFTER THE SELLER FURNISHES TO THE ISSUER AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”;

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provided that, if any of the Subscription Receipts or the Underlying Common Shares are being sold in accordance with Rule 904 of Regulation S under the 1933 Act, the legend may be removed by providing a declaration to the Subscription Receipt Agent or the registrar and transfer agent, as applicable, in the form attached as Appendix I hereto (or such other form as the Corporation may prescribe from time to time), together with any other evidence required by the Corporation, which may include an opinion of counsel of recognized standing reasonably satisfactory to the Corporation, to the effect that the legend is no longer required under applicable requirements of the 1933 Act; provided further, that if any of the Subscription Receipts or the Underlying Common Shares are being sold pursuant to Rule 144 under the 1933 Act, if available, the legend may be removed by delivering to the Corporation and the applicable registrar and transfer agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation, to the effect that the legend is no longer required under applicable requirements of the 1933 Act; notwithstanding the foregoing, the Subscription Receipt Agent and any transfer agent of the Corporation may impose additional requirements for the removal of legends from such securities sold in compliance with Rule 904 of Regulation S under the 1933 Act in the future.

2.17	Listing and Exchange Notifications

(a)

The Corporation confirms that application has been made for the listing for trading on the TSX and the NYSE American and that the conditional approval or authorization, as applicable, of such stock exchange for the listing of the Underlying Common Shares, has been obtained. The Corporation shall use its reasonable efforts to satisfy all of the conditions of such conditional approval as may be required for the purpose of securing such listing. For the avoidance of doubt, no application has or will be made by the Corporation for the listing for trading on the TSX or the NYSE American of the Subscription Receipts.

(b)	Notwithstanding any provision of this Agreement, in order to comply with the policies of the TSX, the Corporation agrees to the following:

(i)

when the Corporation reasonably expects the Transaction to close, the Corporation will, without delay, provide the TSX with written notice to that effect specifying the expected Transaction Closing Date; and

(ii)

in the event of a Termination Event, the Corporation will, on the Termination Date, give notice to the TSX that the Receiptholders on such Termination Date will be paid the amounts set forth in Section 3.6 of this Agreement on the second Business Day following the Termination Date.

2.18	Cancellation of Surrendered Subscription Receipt Certificates

All Subscription Receipt Certificates surrendered to the Subscription Receipt Agent pursuant to Sections 2.11, 2.12, 2.13, 3.4, 3.6 and 6.1 shall be returned to or received by the Subscription Receipt Agent for cancellation and, if required by the Corporation, the Subscription Receipt Agent shall furnish the Corporation with a cancellation certificate identifying the Subscription Receipt Certificates so cancelled and the number of Subscription Receipts evidenced thereby.

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2.19	U.S. Subscription Receipts

The parties hereto hereby acknowledge and agree that: (i) neither the Subscription Receipts nor the Underlying Common Shares have been registered under the 1933 Act or the securities laws of any state of the United States; (ii) the Subscription Receipts originally sold to U.S. Receiptholders and the Underlying Common Shares issuable in exchange for such Subscription Receipts (the “U.S. Offered Securities”) are “restricted securities” within the meaning of Rule 144 under the 1933 Act and, accordingly, may not be offered, resold, pledged or otherwise transferred, directly or indirectly, except, in the case of U.S. Receiptholders who are not QIB Purchasers: (A) to the Corporation; (B) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act and in compliance with local laws and regulations; (C) pursuant to Rule 144 under the 1933 Act, if available; or (D) pursuant to a registration statement that has become effective under the 1933 Act, and in the case of QIB Purchasers, except as noted in the U.S. QIB Letter; and (iii) notwithstanding any other provision of this Agreement, any U.S. Offered Securities (and any related Underlying Common Shares) may, at the option of the Corporation, be delivered in the form of definitive Subscription Receipt Certificates that are not Global Subscription Receipts (or a definitive share certificate representing the related Underlying Common Shares, where applicable) registered in the name of the holder of such U.S. Offered Securities and reflecting any legends required by applicable securities laws (subject to the next sentence). The parties further acknowledge that the purchasers of the U.S. Offered Securities that have delivered a U.S. QIB Letter in connection with the Offering shall not be required to bear a U.S. restrictive legend thereon on the basis of the covenants, representations and warranties of such purchasers as set forth in the applicable U.S. QIB Letters.

ARTICLE 3
ISSUANCE OF UNDERLYING COMMON SHARES OR REFUND OF
SUBSCRIPTION PRICE

3.1	Notice of Transaction

If the Escrow Release Conditions have been satisfied prior to the Transaction Deadline, the Corporation shall:

(a)

forthwith execute and deliver a notice to the Subscription Receipt Agent and Cormark, substantially in the form attached as Schedule B (the “Release Notice”), confirming that the Escrow Release Conditions have been satisfied and the Transaction will be completed in accordance with the Acquisition Agreement promptly following the release of the Escrowed Funds in the manner directed thereunder and specifying the amounts to be released pursuant to Section 3.2 and Section 3.4 and to whom such amounts should be released; and

(b)

no later than the Transaction Closing Date, issue and deliver to the Transfer Agent and the Subscription Receipt Agent a direction to issue to the Receiptholders one Underlying Common Share for each Subscription Receipt then-outstanding (subject to any applicable adjustments).

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3.2	Release of Funds from Escrow

If the Escrowed Funds are deposited with the Subscription Receipt Agent in accordance with Section 2.15 and if the Corporation has delivered the Release Notice in accordance with Section 3.1(a) at least two (2) Business Days prior to a required release:

(a)	the Corporation shall be entitled to receive from the Subscription Receipt Agent the Escrowed Funds less any amount paid by the Subscription Receipt Agent pursuant to Sections 3.2(b) and 3.4(a);
(b)	the Corporation shall be deemed to have instructed the Subscription Receipt Agent to pay from the Escrowed Funds to Cormark, on behalf of the Underwriters, the Balance of the Underwriters’ Commission;
(c)

the Subscription Receipt Agent shall deliver, or cause to be delivered, the funds referred to in Section 3.2(a) to or at the direction of the Corporation and the funds referred to in Section 3.2(b) to Cormark, on behalf of the Underwriters, all as provided in the Release Notice referred to in Section 3.1(a), on the Transaction Closing Date.

3.3	Delivery of Underlying Common Shares

If the Corporation has delivered the Release Notice in accordance with Section 3.1(a) before the Transaction Deadline:

(a)

the Subscription Receipt Agent shall deliver, or cause to be delivered, the Underlying Common Shares referred to in Section 3.1(b) to Receiptholders as soon as practicable following the Transaction Closing; and

(b)	the Corporation shall promptly thereafter issue a news release disclosing that the Transaction Closing has occurred and that the Underlying Common Shares have been issued.

3.4	Issue of Underlying Common Shares and Payment Thereon

(a)

If the Corporation has delivered the Release Notice in accordance with Section 3.1(a) before the Transaction Deadline, the Underlying Common Shares shall be, and shall be deemed to be, automatically issued to the Receiptholders notwithstanding that a Book-Based System customer confirmation in a holder’s account may not yet have been so entered, and each Receiptholder shall automatically receive, without any further action required by such Receiptholder and without the payment of any additional consideration, one Underlying Common Share for each Subscription Receipt held by such Receiptholder (subject to any applicable adjustments).

(b)

Upon the issuance or deemed issuance of the Underlying Common Shares, the Subscription Receipt Agent shall cause the Transfer Agent to cause to be entered and issued, as the case may be, to the Person or Persons in whose name or names the Underlying Common Shares have been issued, and Cormark will input a Book-Based System customer confirmation.

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(c)

Effective immediately after the Underlying Common Shares have been, or have been deemed to be, issued as contemplated by this Section 3.4 and Cormark has caused a Book-Based System customer confirmation to be entered as provided in Section 3.4(b), the Subscription Receipts relating thereto shall be void and of no value or effect.

(d)

The Subscription Receipt Agent shall not be responsible for calculating the amounts owing under Section 3.2, but shall be entitled to rely absolutely on the written direction of the Corporation specifying the payments to be made pursuant to Section 3.2.

3.5	Fractions

Notwithstanding anything herein contained, the Corporation shall not be required, upon the exchange or deemed exchange of a Subscription Receipt, to issue fractions of Common Shares. In lieu of fractional Common Shares, there shall be paid to the holder an amount in lawful money of Canada equal to the then current market value of such fractional interest computed on the basis of the Current Market Price immediately prior to the Transaction Closing Date.

3.6	Payment on Termination

(a)

If a Termination Event occurs, the Corporation shall forthwith notify Cormark, on behalf of the Underwriters, and the Subscription Receipt Agent and shall promptly issue a news release setting forth the Termination Date.

(b)

If a Termination Event occurs, the rights evidenced by each Subscription Receipt shall be automatically terminated and cancelled and each Receiptholder shall only be entitled to receive, commencing on the second Business Day following the Termination Date, but shall receive no earlier than at the Termination Payment Time, a cheque or wire transfer, in the aggregate amount of: (i) the Subscription Price in respect of each of such holder’s Subscription Receipts; and (ii) such holder’s pro rata share of the Earned Interest and Deemed Interest, less applicable withholding taxes, if any, pursuant to a written direction provided by the Corporation to the Subscription Receipt Agent no later than the Termination Date.

(c)

If a Termination Event occurs, the Corporation shall, as soon as practicable, and in any event no later than two (2) Business Days prior to the Termination Payment Time, pay and deliver to the Subscription Receipt Agent: (i) an amount equal to the sum of 50% of the Underwriters’ Commission and the full amount of the Underwriters’ Expenses; and (ii) an amount equal to the Deemed Interest, necessary to enable the Subscription Receipt Agent to effect the payment in full to Receiptholders of the amounts due to them under Section 3.6(b).

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(d)

The amount paid to each Receiptholder under this Section 3.6 shall be satisfied by the Escrowed Funds and the amount paid pursuant to Section 3.6(c); any amount not satisfied by the Escrowed Funds and the amount paid pursuant to Section 3.6(c) shall be satisfied by the Corporation (and not the Underwriters) who shall deposit an amount equal to such shortfall in the Escrow Account prior to the time that the amount is payable to the Receiptholders under Section 3.6. The Subscription Receipt Agent shall only make payments under this Section 3.6 to the extent that the Escrowed Funds, the amount paid pursuant to Section 3.6(c) and the monies which have been deposited in the Escrow Account pursuant to Section 3.6 are sufficient.

(e)

If the Corporation has not delivered the Release Notice in accordance with Section 3.1(a) before the Transaction Deadline, the Subscription Receipt registers shall be closed at 5:00 p.m. (Toronto time) on the Termination Date (subject to settlement in accordance with this Section 3.6).

(f)

The obligation to make the payment of the amount specified in Section 3.6(b) shall be satisfied by mailing payment by cheque payable to the registered Receiptholder at its registered address or by making a wire transfer for the account of such beneficial holder through CDS or to a holder of definitive Subscription Receipt Certificates in accordance with written directions of the Corporation, as applicable.

(g)

Upon the mailing or delivery of any cheque or the making of any wire transfer as provided in Section 3.6(f) (and provided any such cheque has been honoured for payment, if presented for payment within six months of the date thereof), all rights evidenced by the Subscription Receipts relating thereto shall be satisfied and the Subscription Receipts relating thereto shall be void and of no value or effect.

ARTICLE 4

ADJUSTMENT

4.1	Definitions

In this Article 4, references to “record date” refer to the particular time on such relevant date stipulated for such event and otherwise refers to 5:00 p.m. (Toronto time) on such date.

4.2	Adjustment

The rights attached to the Subscription Receipts are subject to adjustment from time to time in the events and in the manner provided as follows:

(a)	Share Reorganization. If at any time after the issuance of the Subscription Receipts and before the Issue Time, the Corporation:

(i)	subdivides or changes its outstanding Common Shares into a greater number of Common Shares,

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(ii)	consolidates or changes its outstanding Common Shares into a lesser number of Common Shares, or
(iii)	issues to all or substantially all the holders of Common Shares by way of a stock distribution, stock dividend or otherwise, Common Shares,

(any of such events in Sections 4.2(a)(i), 4.2(a)(ii) and 4.2(a)(iii) being called a “Share Reorganization”), then the number of Underlying Common Shares with respect to each Subscription Receipt will be adjusted as of the record date at which the holders of the Common Shares are determined for the purpose of the Share Reorganization by multiplying the number of Underlying Common Shares theretofore obtainable immediately prior to such record date by a fraction, the numerator of which will be the number of Common Shares outstanding on the record date after giving effect to the Share Reorganization and the denominator of which will be the number of Common Shares outstanding on the record date before giving effect to the Share Reorganization.

(b)

Capital Reorganization. If at any time after the issuance of the Subscription Receipts and before the Issue Time there is a reclassification of Common Shares or a change of the Common Shares (other than a Share Reorganization) into other securities or property, or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any corporation or other entity (other than a consolidation, amalgamation, arrangement or merger (including a business combination or exchange of like effect) which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other securities or property), or a transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another entity, or a record date for any of the foregoing events occurs (any of such events being herein called a “Capital Reorganization”), any Receiptholder who is entitled to receive Underlying Common Shares after the record date or effective date of such Capital Reorganization will be entitled to receive, and will accept for the same aggregate consideration, in lieu of the number of Underlying Common Shares to which such Receiptholder was theretofore entitled, the aggregate number of securities or property which such Receiptholder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date of such Capital Reorganization, the Receiptholder had been the registered holder of the number of Underlying Common Shares to which such Receiptholder was then entitled with respect to the Subscription Receipts, provided, however, that no such Capital Reorganization will be carried into effect unless all necessary steps have been taken to so entitle the Receiptholders. If determined appropriate by the Corporation, acting reasonably, appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 4 with respect to the rights and interests thereafter of the Receiptholders to the extent that the provisions set forth in this Article 4 will thereafter correspondingly be made applicable as nearly as may be reasonable in relation to any securities or property thereafter deliverable upon the exchange of any Subscription Receipt. Any such adjustments will be made by and set forth in terms and conditions supplemental hereto approved by the Corporation, acting reasonably, and, absent manifest error, will for all purposes be conclusively deemed to be the appropriate adjustment.

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(c)

Special Distributions. If at any time after the issuance of the Subscription Receipts and prior to the Issue Time, the Corporation issues or distributes to the holders of all or substantially all of the outstanding Common Shares, securities of the Corporation, including rights, options or warrants to acquire Common Shares or securities convertible into or exchangeable for Common Shares or property or assets, including evidences of indebtedness, other than dividends or distributions paid in the ordinary course and other than as a result of a Share Reorganization or a Capital Reorganization, or a record date for any of the foregoing events occurs, there will be an appropriate adjustment in the number of Underlying Common Shares to be issued at the Issue Time in accordance with this Section 4.2 or, at the option of the Corporation, such securities, property or assets may be issued to the Subscription Receipt Agent and delivered to the Receiptholders and, for the same aggregate consideration payable, if any, in addition to the number of Underlying Common Shares to which such Receiptholder was theretofore entitled, the Receiptholder will be entitled to receive such securities, property or assets as if, on the record date at which holders of Common Shares are determined for the purpose thereof, such Receiptholder had been the registered holder of the number of Underlying Common Shares to which the Receiptholder was then entitled. Any such transaction will be subject to approval of the TSX, if required.

(d)

The adjustments provided for in this Section 4.2 are cumulative and shall apply to successive subdivisions, consolidations, changes, distributions, issues or other events resulting in any adjustments under the provisions of this Section 4.2.

(e)

In case the Corporation, after the date hereof, shall take any action affecting the Common Shares, other than the actions described in this Section 4.2, which, in the reasonable opinion of the directors of the Corporation, would materially affect the rights of the Receiptholders and/or the rights attached to the Subscription Receipts, then the number of Underlying Common Shares which are to be received pursuant to the Subscription Receipts shall be adjusted in such manner, if any, and at such time as the directors of the Corporation may, in their discretion, reasonably determine to be equitable to the Receiptholders in such circumstances. Any discretion of the Corporation to adjust the number of Underlying Common Shares which are to be received pursuant to the Subscription Receipts shall be subject to the rules of the TSX.

(f)

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in this Article 4, deliver a certificate of the Corporation to the Subscription Receipt Agent and Cormark specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate shall be supported by a certificate of the Corporation’s auditors verifying such calculation. The Subscription Receipt Agent shall rely, and shall be protected in so doing, upon the certificate of the Corporation or of the Corporation’s auditor and any other document filed by the Corporation pursuant to this Article 4 for all purposes.

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ARTICLE 5

INVESTMENT OF ESCROWED FUNDS AND PAYMENT OF INTEREST

5.1	Investment of Escrowed Funds

(a)

Until released in accordance with this Agreement, the Escrowed Funds shall be recorded in the segregated internal trust account records of the Subscription Receipt Agent, which account record shall be designated in the name of the Corporation, and the Escrowed Funds shall be deposited in one or more trust accounts to be maintained by the Subscription Receipt Agent in the name of the Subscription Receipt Agent at one or more banks listed in Schedule “C” to this Agreement (each such bank, an “Approved Bank”). Of the amount of interest, if any, earned by the Subscription Receipt Agent on such deposited monies, the Subscription Receipt Agent shall credit to the Escrow Account an amount that is equal to 0.25 percent less than the target overnight rate of interest announced from time to time by the Bank of Canada, converted to a daily rate, and applied to the Escrowed Funds, calculated daily. Such calculated amount shall be credited by the Subscription Receipt Agent to the Escrow Account within three (3) Business Days of each month-end. The Subscription Receipt Agent may retain the remaining amount of interest, if any, that was earned on such deposited monies for its own use and benefit. Notwithstanding the foregoing, (i) in no event will the Subscription Receipt Agent be obligated to pay or credit any amount on account of interest that exceeds the amount of interest earned from the Approved Bank(s) on the Escrowed Funds, as determined by the Subscription Receipt Agent; and (ii) if an account at any Approved Bank into which the Escrowed Funds or any part thereof has been deposited bears a negative interest rate or there is otherwise any fee or other charge assessed on the account or in respect of the amount of cash on deposit, the cost, as determined by the Subscription Receipt Agent, shall be deducted from the Escrowed Funds.

(b)

All amounts held by the Subscription Receipt Agent pursuant to this Agreement shall be held by the Subscription Receipt Agent for the Corporation and the delivery of the Escrowed Funds to the Subscription Receipt Agent shall not give rise to a debtor-creditor or other similar relationship. The amounts held by the Subscription Receipt Agent pursuant to this Agreement are at the sole risk of the Corporation and, without limiting the generality of the foregoing, the Subscription Receipt Agent shall have no responsibility or liability for any diminution of the Escrowed Funds which may result from any deposit made with an Approved Bank pursuant to Section 5.1(a), including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default) and any credit or other losses on any deposit liquidated or sold prior to maturity. The parties hereto acknowledge and agree that the Subscription Receipt Agent will have acted prudently in depositing the Escrowed Funds at any Approved Bank, and that the Subscription Receipt Agent is not required to make any further inquiries in respect of any such bank.

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(c)

At any time and from time to time, the Corporation shall be entitled to direct the Subscription Receipt Agent by written notice (a) not to deposit any new amounts in any Approved Bank specified in the notice and/or (b) to withdraw all or any of the Escrowed Funds that may then be deposited with any Approved Bank specified in the notice and re-deposit such amount with one or more of such other Approved Banks as specified in the notice. With respect to any withdrawal notice, the Subscription Receipt Agent will endeavor to withdraw such amount specified in the notice as soon as reasonably practicable and the parties hereto acknowledge and agree that such specified amount remains at the sole risk of the Corporation prior to and after such withdrawal.

(d)

For tax reporting purposes, all Earned Interest or other taxable income earned from the investment of the Escrowed Funds in any tax year shall (i) to the extent such interest is distributed by the Subscription Receipt Agent to any person or entity pursuant to the terms of this Agreement during such tax year, be allocated to the person or entity, or (ii) otherwise be allocated to the Corporation in the taxation year that it was earned, notwithstanding that no such amount has been distributed. The Receiptholders, the Underwriters and the Corporation agree to provide the Subscription Receipt Agent with their certified tax identification numbers and others forms, documents and information that the Subscription Receipt Agent may request in order to fulfill any tax reporting function.

5.2	Segregation of Escrowed Funds

The Escrowed Funds received by the Subscription Receipt Agent shall be received as agent for, and shall be segregated in the internal trust account records of the Subscription Receipt Agent.

5.3	Third Party Interest

The Corporation hereby represents to the Subscription Receipt Agent that any account to be opened by, or interest to be held by, the Subscription Receipt Agent, in connection with this Agreement, for or to the credit of the Corporation, is not intended to be used by or on behalf of any third party.

ARTICLE 6
RIGHTS AND COVENANTS OF THE CORPORATION

6.1	Optional Purchases by the Corporation

Subject to applicable laws and stock exchange rules, the Corporation may, from time to time, purchase by private contract or otherwise, for cancellation, any of the Subscription Receipts.

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6.2	General Covenants

(a)	The Corporation covenants with the Subscription Receipt Agent and Cormark, on behalf of the Underwriters, that so long as any Subscription Receipts remain outstanding:

(i)

it will use its best efforts to maintain its corporate existence, carry on and conduct its business, and that of its material subsidiaries, in a proper, efficient and business-like manner and keep or cause to be kept proper books of account in accordance with generally accepted accounting principles;

(ii)

it will make all requisite filings under applicable Canadian securities legislation including those necessary to remain a reporting issuer (or the equivalent) not in default in each of the provinces and territories of Canada in which it is currently a reporting issuer (or the equivalent);

(iii)	it will promptly announce by news release the Transaction Closing Date or the Termination Date, as the case may be, in accordance with the provisions hereof;
(iv)	it will promptly perform and carry out all of the acts or things to be done by it as provided in this Agreement;
(v)	it will reserve for issuance a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Underlying Common Shares pursuant to the Subscription Receipts;
(vi)

it will cause the Underlying Common Shares to be duly issued and delivered in accordance with the Subscription Receipts and the terms hereof and such Underlying Common Shares will be issued as fully paid and non-assessable shares of the Corporation; and

(vii)	it will use its best efforts to ensure that the Underlying Common Shares are listed and posted for trading on the TSX and the NYSE American by and after the Issue Time.

(b)

The Corporation further covenants with Cormark, on behalf of the Underwriters, that, following the execution of this Agreement, the Corporation shall obtain the prior written approval of Cormark, such approval not to be unreasonably withheld, conditioned or delayed, in respect of any proposed amendment or supplement to the Acquisition Agreement which would constitute a material change to the Corporation and which would require public disclosure thereof.

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6.3	Subscription Receipt Agent’s Remuneration, Expenses and Indemnification

(a)

The Corporation covenants that it will pay to the Subscription Receipt Agent, from time to time, reasonable remuneration for its services hereunder and will pay or reimburse the Subscription Receipt Agent upon its request for all reasonable expenses and disbursements incurred or made by the Subscription Receipt Agent in the administration or execution of this Agreement (including the reasonable compensation and disbursements of its counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Subscription Receipt Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Subscription Receipt Agent’s negligence, willful misconduct or bad faith. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Subscription Receipt Agent against unpaid invoices and shall be payable on demand. This section shall survive the resignation of the Subscription Receipt Agent and/or the termination of this Agreement.

(b)

The Corporation hereby indemnifies and saves harmless the Subscription Receipt Agent and its affiliates, their successors and assigns, and each of their officers, directors, employees and agents (the “Indemnified Parties”) from and against any and all proceedings, liabilities, damages, claims, actions, demands, costs or expenses (including expert consultant and legal fees and disbursements on a solicitor-client basis) whatsoever arising in connection with this Agreement including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Indemnified Parties and expenses incurred in connection with the enforcement of this indemnity, which the Indemnified Parties, or any of them, may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Subscription Receipt Agent’s duties, and including any services that the Subscription Receipt Agent may provide in connection with or in any way relating to this Agreement, save only in the event of the negligence, willful misconduct or bad faith of the Subscription Receipt Agent and including any action or liability brought against or incurred by the Indemnified Parties in relation to or arising out of any breach by the Corporation. Notwithstanding any other provision hereof, the Corporation agrees that its liability hereunder shall be absolute and unconditional regardless of the correctness of any representations of any third parties and regardless of any liability of third parties to the Indemnified Parties and shall accrue and become enforceable without prior demand or any other precedent action or proceeding. Notwithstanding any other provision hereof, this indemnification shall survive the termination or the discharge of this Agreement or the resignation or removal of the Subscription Receipt Agent.

6.4	Performance of Covenants by Subscription Receipt Agent

If the Corporation shall fail to perform any of its covenants contained in this Agreement, the Subscription Receipt Agent may notify the Receiptholders and Cormark, on behalf of the Underwriters, of such failure on the part of the Corporation or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Receiptholders or Cormark of such performance by it. All sums expended or advanced by the Subscription Receipt Agent in so doing shall be repayable as provided in Section 6.3. No such performance, expenditure or advance by the Subscription Receipt Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants contained herein.

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6.5	Accounting

The Subscription Receipt Agent shall maintain accurate books, records and accounts of the transactions effected or controlled by the Subscription Receipt Agent hereunder and the receipt, investment, reinvestment and disbursement of the Escrowed Funds, and shall provide to the Corporation and Cormark records and statements thereof periodically upon written request. The Corporation shall have the right to audit any such books, records, accounts and statements from time to time.

6.6	Payments by Subscription Receipt Agent

In the event that any funds to be disbursed by the Subscription Receipt Agent in accordance herewith are received by the Subscription Receipt Agent in the form of an uncertified cheque or cheques, the Subscription Receipt Agent shall be entitled to delay the time for disbursement of such funds hereunder until such uncertified cheque or cheques have cleared in the ordinary course of the financial institution upon which the same are drawn. The Subscription Receipt Agent will disburse monies according to this Agreement only to the extent that monies have been deposited with it.

6.7	Regulatory Matters

The Corporation shall file all such documents, notices and certificates and take such steps and do such things as may be necessary under applicable securities laws and stock exchange requirements, including but not limited to those relating to shareholder approvals, to permit the issuance of the Underlying Common Shares in the circumstances contemplated by Section 3.4 such that: (i) such issuance will comply with, or will be exempt from, the prospectus requirement of applicable securities laws in each of the provinces and territories of Canada; and (ii) such Underlying Common Shares will, as of the date of their issuance, be listed on the TSX and the NYSE American (subject, as applicable, to any trading restrictions as provided in Section 2.16).

6.8	Anti-Money Laundering & Privacy

The Subscription Receipt Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Subscription Receipt Agent, in its sole judgement, acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Subscription Receipt Agent, in its sole judgement, acting reasonably, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice sent to all parties provided that: (i) the Subscription Receipt Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to the Subscription Receipt Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

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The parties acknowledge that the Subscription Receipt Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this Agreement and other services that may be requested from time to time;
(b)	to help the Subscription Receipt Agent manage its servicing relationships with such individuals;
(c)	to meet the Subscription Receipt Agent’s legal and regulatory requirements; and
(d)	if Social Insurance Numbers are collected by the Subscription Receipt Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party acknowledges and agrees that the Subscription Receipt Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Agreement for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Subscription Receipt Agent shall make available on its website (www.computershare.com) or upon request, including revisions thereto.

Further, each party agrees that it shall not provide or cause to be provided to the Subscription Receipt Agent any personal information relating to an individual who is not a party to this Agreement unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures. The Subscription Receipt Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

ARTICLE 7
ENFORCEMENT

7.1	Suits by Receiptholders

Subject to the powers of Receiptholders exercisable by special resolutions, all or any of the rights conferred upon any Receiptholder by any of the terms of the Subscription Receipt Certificates or this Agreement may be enforced by the Receiptholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Subscription Receipt Agent to proceed in its own name to enforce each and all of the provisions contained herein for the benefit of the Receiptholders.

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7.2	Immunity of Shareholders, etc.

The Subscription Receipt Agent and, by acceptance of the Subscription Receipt Certificates or Uncertificated Subscription Receipts and as part of the consideration for the issue of the Subscription Receipts, the Receiptholders (including for purposes hereof any owner of beneficial interests in the Subscription Receipts) hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, director, officer, employee or agent of the Corporation or any successor entity for the issue of the Underlying Common Shares pursuant to any Subscription Receipt or any covenant, agreement, representation or warranty by the Corporation contained herein or in the Subscription Receipt Certificate(s).

7.3	Limitation of Liability

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any past, present or future directors or shareholders of the Corporation or any successor entity or any of the past, present or future officers, employees or agents of the Corporation or any successor entity, but only the property of the Corporation or any successor entity shall be bound in respect hereof.

ARTICLE 8
MEETINGS OF RECEIPTHOLDERS

8.1	Right to Convene Meetings

The Subscription Receipt Agent may, at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Receiptholders’ Request and upon being funded and indemnified to its reasonable satisfaction by the Corporation or by the Receiptholders signing such Receiptholders’ Request, as the case may be, against the cost which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Receiptholders. In the event of the Subscription Receipt Agent failing to so convene a meeting within 10 days after receipt of such written request of the Corporation or such Receiptholders’ Request and funding and indemnity given as aforesaid, the Corporation or such Receiptholders, as the case may be, may convene such meeting. Every such meeting shall be held in Toronto, Ontario, or at such other place as may be determined by the Subscription Receipt Agent and approved by the Corporation.

8.2	Notice

At least 10 days’ prior notice of any meeting of Receiptholders shall be given to the Receiptholders in the manner provided for in Section 11.2 and a copy of such notice shall be sent by mail to the Subscription Receipt Agent (unless the meeting has been called by the Subscription Receipt Agent) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the date (which shall be a Business Day) and time when, and the place where, the meeting is to be held, and shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Receiptholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 8.

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8.3	Chairperson

An individual (who need not be a Receiptholder) designated in writing by the Subscription Receipt Agent shall be chairperson of the meeting and if no individual is so designated, or if the individual so designated is not present within 15 minutes from the time fixed for the holding of the meeting, the Receiptholders present in person or by proxy shall choose some individual present at the meeting to be chairperson.

8.4	Quorum

Subject to the provisions of Section 8.11, at any meeting of the Receiptholders a quorum shall consist of at least one Receiptholder present in person or by proxy and holding, in aggregate, not less than 25% of the then-outstanding Subscription Receipts. If a quorum of the Receiptholders shall not be present within 30 minutes from the time fixed for holding of any such meeting, the meeting, if summoned by the Receiptholders or on a Receiptholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum be present at the commencement of such business. At the adjourned meeting, the Receiptholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not hold, in aggregate, at least 25% of the then-outstanding Subscription Receipts.

8.5	Power to Adjourn

The chairperson of any meeting at which a quorum of the Receiptholders is present may, with the consent of the Receiptholders present, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6	Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on a special resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairperson that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

8.7	Poll and Voting

On every special resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairperson or by one or more of the Receiptholders acting in person or by proxy and holding at least 5% of the Subscription Receipts then-outstanding, a poll shall be taken in such manner as the chairperson shall direct. Questions other than those required to be determined by special resolution shall be decided by a majority of the votes cast on the poll.

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On a show of hands, every Person who is present and entitled to vote, whether as a Receiptholder or as proxy for one or more absent Receiptholders, or both, shall have one vote. On a poll, each Receiptholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Underlying Common Share that such person is entitled to receive pursuant to the Subscription Receipt(s) then held or represented by such person. A proxy need not be a Receiptholder. In the case of joint holders, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others, but in case more than one of them shall be present in person or by proxy, they shall vote together in respect of Subscription Receipts of which they are joint registered holders. The chairperson of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Subscription Receipts, if any, that are held or represented by the chairperson.

8.8	Regulations

The Subscription Receipt Agent, or the Corporation with the approval of the Subscription Receipt Agent, may from time to time make and from time to time vary such regulations as it shall think fit for:

(a)	the setting of the record date for a meeting of Receiptholders for the purpose of determining Receiptholders entitled to receive notice of and vote at such meeting;
(b)

the issue of voting certificates by any bank, trust company or other depositary satisfactory to the Subscription Receipt Agent stating that the Subscription Receipt Certificates specified therein have been deposited with it by a named Person and will remain on deposit until after the meeting, which voting certificate shall entitle the Persons named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof in the same manner and with the same effect as though the Persons so named in such voting certificates were the actual holders of the Subscription Receipt Certificates specified therein;

(c)

the deposit of voting certificates and instruments appointing proxies at such place and time as the Subscription Receipt Agent, the Corporation or the Receiptholders, convening the meeting, as the case may be, may in the notice convening the meeting direct;

(d)

the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed or otherwise transmitted by electronic means before the meeting to the Corporation or to the Subscription Receipt Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

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(e)	the form of the instrument of proxy and the manner in which the instrument of proxy must be executed; and
(f)	generally for the calling of meetings of Receiptholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as a Receiptholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 8.9), shall be Receiptholders or their counsel, or duly appointed proxies of Receiptholders.

8.9	Corporation, Cormark and Subscription Receipt Agent may be Represented

The Corporation, Cormark and the Subscription Receipt Agent, by their respective authorized agents, and the counsel for the Corporation and for the Subscription Receipt Agent may attend any meeting of the Receiptholders, but shall have no vote at such meeting unless in their capacity as Receiptholder or a proxy holder.

8.10	Powers Exercisable by Special Resolution

In addition to all other powers conferred upon them by any other provisions of this Agreement or by law, the Receiptholders at a meeting shall, subject to the provisions of Section 8.11, have the power, subject to all applicable regulatory and exchange approvals, exercisable from time to time by special resolution:

(a)

to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Receiptholders or the Subscription Receipt Agent (subject to the consent of the Subscription Receipt Agent) against the Corporation or against its undertaking, property and assets or any part thereof whether such rights arise under this Agreement, the Subscription Receipt Certificates or otherwise;

(b)	to amend, alter or repeal any special resolution previously passed or sanctioned by the Receiptholders;
(c)

to direct or authorize the Subscription Receipt Agent to enforce any of the covenants on the part of the Corporation contained in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders in any manner specified in such special resolution or to refrain from enforcing any such covenant or right;

(d)

to waive, and to direct the Subscription Receipt Agent to waive, any default on the part of the Corporation in complying with any provisions of this Agreement or the Subscription Receipt Certificates either unconditionally or upon any conditions specified in such special resolution;

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(e)

to restrain any Receiptholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders;

(f)

to direct any Receiptholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Receiptholder in connection therewith;

(g)

to assent to any modification of, change in or omission from the provisions contained in the Subscription Receipt Certificates or this Agreement or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Subscription Receipt Agent to concur in and execute any ancillary or supplemental agreement embodying the change or omission;

(h)

with the consent of the Corporation (such consent not to be unreasonably withheld), to remove the Subscription Receipt Agent or its successor in office and to appoint a new subscription receipt agent to take the place of the Subscription Receipt Agent so removed; and

(i)

to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Common Shares or other securities of the Corporation.

8.11	Meaning of Special Resolution

(a)

The expression “special resolution” when used in this Agreement means, subject as hereinafter provided in this Section 8.11 and in Section 8.14, a resolution proposed to be passed as a special resolution at a meeting of Receiptholders duly convened for that purpose and held in accordance with the provisions of this Agreement at which at least one Receiptholder is present in person either holding personally or representing as proxies not less than, in aggregate, 25% of the number of Subscription Receipts then-outstanding and passed by the affirmative votes of Receiptholders holding at least 66⅔% of the Subscription Receipts represented at the meeting and voted upon such resolution.

(b)

Notwithstanding Section 8.4 and Section 8.11(a), if at any meeting called for the purpose of passing a special resolution at least one Receiptholder holding not less than, in aggregate, 25% of the then-outstanding Subscription Receipts are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Receiptholders or on a Receiptholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 14 nor more than 30 days later, and to such place and time as may be determined by the chairperson. Not less than seven days’ prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 11.2. Such notice shall state that at the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting:

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(i)

if the special resolution purports to exercise any of the powers conferred pursuant to Sections 8.10(a), 8.10(d) or 8.10(i) or purports to change the provisions of this Section 8.11 or of Section 8.14 or purports to amend, alter or repeal any special resolution previously passed or sanctioned by the Receiptholders in exercise of the powers referred to in this paragraph, a quorum for the transaction of business shall consist of Receiptholders holding more than 25% of the then-outstanding Subscription Receipts present in person or by proxy; and

(ii)

in any other case, a quorum for the transaction of business shall consist of at least one Receiptholder holding not less than, in aggregate, 10% of the then-outstanding Subscription Receipts present in person or by proxy.

(c)

At any such adjourned meeting, but subject to 8.11(b)(i), any resolution passed by the requisite votes as provided in Section 8.11(a) shall be a special resolution within the meaning of this Agreement notwithstanding that Receiptholders holding more than 25% of the then-outstanding Subscription Receipts are not present in person or by proxy at such adjourned meeting.

(d)	Votes on a special resolution shall always be given on a poll or by ballot and no demand for a poll or ballot on a special resolution shall be necessary.

8.12	Powers Cumulative

Any one or more of the powers or any combination of the powers in this Agreement stated to be exercisable by the Receiptholders by special resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Receiptholders to exercise such power or powers or combination of powers then or thereafter from time to time.

8.13	Minutes

Minutes of all resolutions and proceedings at every meeting of Receiptholders shall be made and duly entered in books to be provided from time to time for that purpose by the Subscription Receipt Agent at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairperson or the secretary of the meeting at which such resolutions were passed or proceedings had or by the chairperson or secretary of the next succeeding meeting held shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

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8.14	Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Receiptholders at a meeting held as provided in this Article 8 may also be taken and exercised by an instrument in writing signed in one or more counterparts by such Receiptholders in person or by attorney duly appointed in writing, (i) holding at least a majority of then-outstanding Subscription Receipts with respect to a resolution that is not a special resolution, and the expression “resolution” when used not as part of “special resolution” in this Agreement shall include an instrument so signed, and (ii) holding at least 66⅔% of the then-outstanding Subscription Receipts with respect to a special resolution, and the expression “special resolution” when used in this Agreement shall include an instrument so signed.

8.15	Binding Effect of Resolutions

Every resolution and every special resolution passed in accordance with the provisions of this Article 8 at a meeting of Receiptholders shall be binding upon all the Receiptholders, whether present at or absent from such meeting, and every instrument in writing signed by Receiptholders in accordance with Section 8.14 shall be binding upon all the Receiptholders, whether signatories thereto or not, and each and every Receiptholder and the Subscription Receipt Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

8.16	Holdings by Corporation Disregarded

In determining whether Receiptholders are present at a meeting of Receiptholders for the purpose of determining a quorum or have concurred in any consent, waiver, special resolution, Receiptholders’ Request or other action under this Agreement, or otherwise for the purposes of any vote taken in accordance with Section 8.6 or 8.7 hereof, Subscription Receipts owned legally or beneficially by the Corporation or any affiliated entity of the Corporation shall be disregarded in accordance with the provisions of Section 11.7.

ARTICLE 9
SUPPLEMENTAL AGREEMENTS

9.1	Provision for Supplemental Agreements for Certain Purposes

From time to time the Corporation, Cormark, on behalf of the Underwriters, and the Subscription Receipt Agent may, subject to the provisions hereof and subject to regulatory approval, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper authorized representatives, agreements supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)

adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Subscription Receipt Agent relying on Counsel, prejudicial to the interests of the Receiptholders;

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(b)	giving effect to any special resolution passed in accordance with Article 8;

(c)

making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Subscription Receipt Agent, relying on Counsel, prejudicial to the interests of the Receiptholders;

(d)

adding to or altering the provisions hereof in respect of the transfer of Subscription Receipts, making provision for the exchange of Subscription Receipt Certificates, and making any modification in the form of the Subscription Receipt Certificates which does not affect the substance thereof;

(e)

modifying any of the provisions of this Agreement, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Subscription Receipt Agent, such modification or relief in no way prejudices any of the rights of the Receiptholders or of the Subscription Receipt Agent, and provided further that the Subscription Receipt Agent may, in its sole discretion, decline to enter into any such supplemental agreement which in its opinion may not afford adequate protection to the Subscription Receipt Agent when the same shall become operative; and

(f)

for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Subscription Receipt Agent (relying on the opinion of Counsel) the rights of the Subscription Receipt Agent and of the Receiptholders are in no way prejudiced thereby and in the opinion of Cormark, such modification in no way prejudices the rights of the Underwriters.

ARTICLE 10
MATTERS CONCERNING THE SUBSCRIPTION RECEIPT AGENT

10.1	Rights and Duties of Subscription Receipt Agent

(a)

In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Subscription Receipt Agent shall exercise that degree of care, diligence and skill that a reasonably prudent subscription receipt agent would exercise in comparable circumstances. No provision of this Agreement shall be construed to relieve the Subscription Receipt Agent from liability for its own negligence, willful misconduct or bad faith.

(b)

The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Subscription Receipt Agent or the Receiptholders hereunder shall be conditional upon the Receiptholders furnishing, when required by notice by the Subscription Receipt Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent to protect and to hold harmless the Subscription Receipt Agent against the costs, charges, expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Agreement shall require the Subscription Receipt Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers.

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(c)

The Subscription Receipt Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Receiptholders at whose instance it is acting to deposit with the Subscription Receipt Agent the Subscription Receipts held by them, for which Subscription Receipts the Subscription Receipt Agent shall issue receipts.

(d)

Every provision of this Agreement that by its terms relieves the Subscription Receipt Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of this Section 10.1 and Section 10.2.

(e)

The Subscription Receipt Agent shall have no duties except those expressly set forth herein, and it shall not be bound by any notice of a claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of, this Agreement, unless received by it in writing and signed by the other parties hereto and, if its duties herein are affected, unless it shall have given its prior written consent thereto.

(f)	The Subscription Receipt Agent shall not be responsible for ensuring that the Proceeds are used by the Corporation in any particular manner.
(g)

The Subscription Receipt Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Agreement, which documentation does not require the exercise of any discretion or independent judgment.

(h)	The Subscription Receipt Agent shall incur no liability whatsoever with respect to the delivery or non-delivery of any certificates whether delivery by hand, mail or any other means.
(i)	The Subscription Receipt Agent shall not be responsible or liable in any manner whatsoever for the deficiency, correctness, genuineness or validity of any securities deposited with it.
(j)

Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Subscription Receipt Agent shall not be liable under any circumstances whatsoever for any (i) breach by any other party of securities law or other rule of any securities regulatory authority, (ii) lost profits or (iii) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages. This provision shall survive the resignation or removal of the Subscription Receipt Agent and the termination or discharge of this Agreement.

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10.2	Evidence, Experts and Advisers

(a)

In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Corporation shall furnish to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof, and in such form, as the Subscription Receipt Agent may reasonably require by written notice to the Corporation.

(b)

In the exercise of its rights and duties hereunder, the Subscription Receipt Agent may, if it is acting in good faith, act and rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Subscription Receipt Agent pursuant to any provision hereof or pursuant to a request of the Subscription Receipt Agent.

(c)

Whenever it is provided in this Agreement that the Corporation shall deposit with the Subscription Receipt Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Subscription Receipt Agent take the action to be based thereon.

(d)

Proof of the execution of an instrument in writing, including a Receiptholders’ Request, by any Receiptholder may be made by the certificate of a notary public, or other officer with similar powers, that the Person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Subscription Receipt Agent may consider adequate.

(e)

The Subscription Receipt Agent may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, or other paper document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(f)

The Subscription Receipt Agent may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its right and duties hereunder and may pay reasonable remuneration for all services so performed by any of them, and will not be responsible for any misconduct or negligence on the part of any of them. The Corporation shall pay or reimburse the Subscription Receipt Agent for any reasonable fees of such counsel, accountants, appraisers, or other experts or advisors. The Subscription Receipt Agent may act and rely and shall be protected in acting or not acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraisers or other expert or advisor, whether retained or employed by the Corporation or by the Subscription Receipt Agent, in relation to any matter arising in the administration of the duties and obligations hereof.

(g)

The Subscription Receipt Agent may act and rely and shall be protected in acting and relying in good faith on the opinion, advice or reports of or information obtained from Counsel, or any accountant, appraiser, or other expert or advisor, whether retained or employed by the Corporation or by the Subscription Receipt Agent with respect to any matter arising in relation to the Agreement.

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10.3	Documents, etc. Held by Subscription Receipt Agent

Any securities, documents of title or other instruments that may at any time be held by the Subscription Receipt Agent pursuant to this Agreement may be placed in the deposit vaults of the Subscription Receipt Agent or of any Canadian chartered bank listed in Schedule I of the Bank Act (Canada) or deposited for safekeeping with any such bank.

10.4	Actions by Subscription Receipt Agent to Protect Interest

The Subscription Receipt Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Receiptholders.

10.5	Subscription Receipt Agent not Required to Give Security

The Subscription Receipt Agent shall not be required to give any bond or security in respect of the execution of this Agreement or otherwise in respect of the premises.

10.6	Protection of Subscription Receipt Agent

By way of supplement to the provisions of any applicable law, it is expressly declared and agreed as follows:

(a)

the Subscription Receipt Agent shall not be liable for or by reason of any statements of fact or recitals in this Agreement or in the Subscription Receipt Certificates (except the representation contained in Section 10.8) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(b)

nothing herein contained shall impose any obligation on the Subscription Receipt Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto;

(c)	the Subscription Receipt Agent shall not be bound to give notice to any Person or Persons of the execution hereof;

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(d)

if the Subscription Receipt Agent delivers any cheque as required hereunder, the Subscription Receipt Agent shall have no further obligation or liability for the amount represented thereby, unless any such cheque is not honoured on presentation, provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Subscription Receipt Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and, if required by the Subscription Receipt Agent, an indemnity reasonably satisfactory to it, shall issue to such payee a replacement cheque for the amount of such cheque;

(e)

the Subscription Receipt Agent will disburse funds in accordance with the provisions hereof only to the extent that funds have been deposited with it. The Subscription Receipt Agent shall not under any circumstances be required to disburse funds in excess of the amounts on deposit (including any Earned Interest) with the Subscription Receipt Agent at the time of disbursement;

(f)

the Subscription Receipt Agent shall incur no liability with respect to the delivery or non-delivery of any certificate or certificates whether delivered by hand, mail or any other means provided that they are sent in accordance with the provisions hereof;

(g)

the Subscription Receipt Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation;

(h)

the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and in the Subscription Receipts and generally may contract and enter into financial transactions with the Corporation or any related corporation without being liable to account for any profit made thereby; and

(i)

notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Subscription Receipt Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

10.7	Replacement of Subscription Receipt Agent; Successor by Merger

(a)

The Subscription Receipt Agent may resign its appointment and be discharged from all other duties and liabilities hereunder, subject to this Section 10.7, by giving to the Corporation not less than 30 days’ prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient, provided that such resignation and discharge shall be subject to the appointment of a successor thereto in accordance with the provisions hereof. The Receiptholders by special resolution shall have the power at any time to remove the existing Subscription Receipt Agent and to appoint a new subscription receipt agent.

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(b)

Subject to Section 8.10(h), in the event of the Subscription Receipt Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, Cormark, on behalf of the Underwriters, shall forthwith appoint a new subscription receipt agent unless a new subscription receipt agent has already been appointed by the Receiptholders; failing such appointment by Cormark, on behalf of the Underwriters, the retiring Subscription Receipt Agent (at the expense of the Corporation) or any Receiptholder may apply to the Ontario Superior Court of Justice on such notice as such court may direct, for the appointment of a new subscription receipt agent; but any new subscription receipt agent so appointed by Cormark, on behalf of the Underwriters, or by the Court shall be subject to removal as aforesaid by the Receiptholders.

(c)

Any new subscription receipt agent appointed under any provision of this Section 10.7 shall be a corporation authorized to carry on the business of a trust company in the Province of Ontario and, if required by the applicable legislation for any other provinces and territories, in such other provinces and territories. On any such appointment the new subscription receipt agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as subscription receipt agent hereunder. At the request of the Corporation or the new subscription receipt agent, the retiring Subscription Receipt Agent, upon payment of the amounts, if any, due to it pursuant to Section 6.3, shall duly assign, transfer and deliver to the new subscription receipt agent at the expense of the Corporation all property and money held and all records kept by the retiring Subscription Receipt Agent hereunder or in connection herewith.

(d)	Upon the appointment of a successor subscription receipt agent, the Corporation shall promptly notify the Receiptholders thereof in the manner provided for in Article 11 hereof.
(e)

Any corporation into or with which the Subscription Receipt Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Subscription Receipt Agent shall be a party, or any corporation succeeding to the corporate trust business of the Subscription Receipt Agent shall be the successor to the Subscription Receipt Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor subscription receipt agent under Section 10.7(c).

(f)

Any Subscription Receipt Certificate Authenticated but not delivered by a predecessor subscription receipt agent may be delivered by the successor subscription receipt agent in the name of the predecessor or successor subscription receipt agent.

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10.8	Conflict of Interest

(a)

The Subscription Receipt Agent represents to the best of its knowledge to the Corporation and Cormark, on behalf of the Underwriters, that at the time of execution and delivery hereof no material conflict of interest exists between its role as a subscription receipt agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 30 days after ascertaining that it has such material conflict of interest, either eliminate the same or resign its appointment as Subscription Receipt Agent hereunder. Notwithstanding the foregoing provisions of this Section 10.8(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Agreement and the Subscription Receipt Certificates shall not be affected in any manner whatsoever by reason thereof.

(b)

Subject to Section 10.8(a), the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any affiliated entity of the Corporation without being liable to account for any profit made thereby.

10.9	Acceptance of Appointment

The Subscription Receipt Agent hereby accepts the appointment as subscription receipt agent in this Agreement and agrees to perform its duties hereunder upon the terms and conditions herein set forth.

10.10	Subscription Receipt Agent Not to be Appointed Receiver

The Subscription Receipt Agent and any person related to the Subscription Receipt Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

10.11	SEC Matters

The Corporation confirms that it has (i) a class of securities registered pursuant to Section 12 of the U.S. Securities Exchange Act; or (ii) a reporting obligation pursuant to Section 15(d) of the U.S. Securities Exchange Act, and has provided the Subscription Receipt Agent with an officers’ certificate in a form provided by the Subscription Receipt Agent certifying such reporting obligation and other information as reasonably requested by the Subscription Receipt Agent. The Corporation covenants that in the event that any such registration or reporting obligation shall be terminated by the Corporation in accordance with the U.S. Securities Exchange Act, the Corporation shall promptly notify the Subscription Receipt Agent of such termination and such other information as the Subscription Receipt Agent may require at the time. The Corporation acknowledges that the Subscription Receipt Agent is relying upon the foregoing representation and covenants in order to meet certain SEC obligations with respect to those clients who are filing with the SEC.

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10.12	Force Majeure

No party shall be liable to any other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, pandemics, governmental action or judicial order, earthquakes, economic sanctions, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 10.12.

ARTICLE 11
GENERAL

11.1	Notice to the Corporation, the Subscription Receipt Agent and Cormark, on behalf of the Underwriters

(a)

Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation, Cormark, on behalf of the Underwriters, or the Subscription Receipt Agent shall be deemed to be validly given if delivered by hand courier, facsimile, electronic mail or by first-class mail addressed as follows:

(i)	if to the Corporation:
Americas Gold and Silver Corporation
Suite 2870, 145 King Street West
Toronto, ON, Canada M5H 1J8

	Attention:	Darren Blasutti, President & Chief Executive Officer
	Email:	dblasutti@americas-gold.com

with a copy to:

Torys LLP 79 Wellington Street West, 30th Floor Box 270, TD South Tower Toronto, Ontario M5K 1N2

	Attention:	Braden Jebson / Robbie Leibel
	Email:	bjebson@torys.com / rleibel@torys.com

(ii)	if to Cormark or the Underwriters:

Cormark Securities Inc. 200 Bay Street, Suite 1800 Royal Bank Plaza, North Tower Toronto, ON M5J 2J2

	Attention:	Paul Nieznalski
	Email:	ecm@cormark.com

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with a copy to:

Cassels Brock & Blackwell LLP Suite 3200, Bay Adelaide Centre – North Tower 40 Temperance Street Toronto, ON M5H 0B4

	Attention:	Chad Accursi
	Email:	caccursi@cassels.com

(iii)	if to the Subscription Receipt Agent:

Computershare Trust Company of Canada 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1

	Attention:	Manager, Corporate Trust Department
	Email:	corporatetrust.toronto@computershare.com

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if faxed or otherwise transmitted by electronic means on the day of transmission or, if such day is not a Business Day, on the first Business Day following the day of transmission.

(b)

The Corporation, Cormark, on behalf of the Underwriters, or the Subscription Receipt Agent, as the case may be, may from time to time notify the other parties in the manner provided in Section 11.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation, Cormark, on behalf of the Underwriters, or the Subscription Receipt Agent, as the case may be, for all purposes of this Agreement.

11.2	Notice to Receiptholders

(a)

Any notice to the Receiptholders under the provisions of this Agreement shall be valid and effective if delivered or sent by letter or circular through the ordinary post addressed to such holders at their post office addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively given on the date of delivery or, if mailed, five Business Days following actual posting of the notice. Accidental error or omission in giving notice or accidental failure to any Receiptholder will not invalidate any action or proceeding founded thereon.

(b)

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Receiptholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered personally to such Receiptholders or if delivered to the address for such Receiptholders contained in the register of Subscription Receipts maintained by the Subscription Receipt Agent.

(c)

All notices to joint Receiptholders of Subscription Receipts may be given to whichever one of the Receiptholders is named first in the appropriate register hereinbefore mentioned, and any notice so given shall be sufficient notice to all such joint holders of Subscription Receipts.

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11.3	Ownership of Subscription Receipts

The Corporation and the Subscription Receipt Agent may deem and treat the registered owner of any Subscription Receipt Certificate or Uncertificated Subscription Receipt or, in the case of a transferee who has surrendered a Subscription Receipt Certificate or Uncertificated Subscription Receipt in accordance with and as contemplated in Sections 3.4 and 3.6, such transferee, as the absolute owner of the Subscription Receipt represented thereby for all purposes, and the Corporation and the Subscription Receipt Agent shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction. A Receiptholder shall be entitled to the rights evidenced by such Subscription Receipt Certificate or Uncertificated Subscription Receipt free from all equities or rights of set off or counterclaim between the Corporation and the original or any intermediate holder thereof and all Persons may act accordingly and the receipt of any such Receiptholder for the Underlying Common Shares which may be acquired pursuant thereto shall be a good discharge to the Corporation and the Subscription Receipt Agent for the same and neither the Corporation nor the Subscription Receipt Agent shall be bound to inquire into the title of any such holder except where the Corporation or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction.

11.4	Evidence of Ownership

(a)

Upon receipt of a certificate of any bank, trust company or other depositary satisfactory to the Subscription Receipt Agent stating that the Subscription Receipts specified therein have been deposited by a named Person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, the Corporation and the Subscription Receipt Agent may treat the Person so named as the owner, and such certificate as sufficient evidence of the ownership by such Person of such Subscription Receipt during such period, for the purpose of any requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Subscription Receipt so deposited.

(b)

The Corporation and the Subscription Receipt Agent may accept as sufficient evidence of the fact and date of the signing of any requisition, direction, consent, instrument or other document by any Person (i) the signature of any officer of any bank, trust company, or other depositary satisfactory to the Subscription Receipt Agent as witness of such execution, (ii) the certificate of any notary public or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made that the Person signing acknowledged to him the execution thereof, or (iii) a statutory declaration of a witness of such execution.

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11.5	Satisfaction and Discharge of Agreement

Upon the earliest of:

(a)

the entering of a Book-Based System customer confirmation or the issuance of a definitive share certificate in respect of Underlying Common Shares, as the case may be, in a CDS account or to the registered holder thereof, as the case may be, for holders of Subscription Receipts and payment of all monies required to be paid to all registered holders of Subscription Receipts as provided in Section 3.4(a) and the payment of monies if any required to be paid to the Corporation pursuant to Section 3.2; or

(b)	the payment of all monies required where a Termination Event occurs as provided in Section 3.6(b);

this Agreement shall cease to be of further effect and the Subscription Receipt Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Subscription Receipt Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Agreement. Notwithstanding the foregoing, the indemnities provided hereunder to the Subscription Receipt Agent by the Corporation shall remain in full force and effect and survive the termination of this Agreement.

11.6	Provisions of Agreement and Subscription Receipts for the Sole Benefit of Parties and Receiptholders

Nothing in this Agreement or in the Subscription Receipt Certificates, expressed or implied, shall give or be construed to give to any Person other than the parties hereto, the Receiptholders and the transferees of Subscription Receipts as contemplated in Section 2.13, any legal or equitable right, remedy or claim under this Agreement, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the Receiptholders and such transferees.

11.7	Subscription Receipts Owned by the Corporation or its Affiliates Certificate to be Provided

For the purpose of disregarding any Subscription Receipts owned legally or beneficially by the Corporation or any affiliated entity of the Corporation as contemplated in Section 8.16, the Corporation shall provide to the Subscription Receipt Agent, from time to time, a certificate of the Corporation setting forth as at the date of such certificate the number of Subscription Receipts owned legally or beneficially by the Corporation or any affiliated entity of the Corporation, and the Subscription Receipt Agent, in making the computations in Section 8.16, shall be entitled to rely on such certificate without requiring further evidence thereof.

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11.8	Effect of Execution

Notwithstanding any provision of this Agreement, should any Subscription Receipts be issued and Authenticated in accordance with the terms hereof prior to the actual time of execution of this Agreement by the Corporation and the Subscription Receipt Agent, any such Subscription Receipts shall be void and of no value and effect until such actual execution.

11.9	Successor Entities

In the case of the amalgamation, consolidation, merger, transfer or statutory arrangement or other merger or reorganization or similar transaction with any person of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another person (a “successor entity”), the successor entity resulting from the amalgamation, consolidation, merger, transfer or statutory arrangement or other merger or reorganization or similar transaction with any person (if not the Corporation) will be bound by the provisions hereof and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this Agreement to be performed by the Corporation and the successor entity will by supplemental agreement satisfactory in form to the Subscription Receipt Agent and executed and delivered to the Subscription Receipt Agent, expressly assume those obligations.

11.10	Time of Essence

Time is and shall remain of the essence of this Agreement.

11.11	Governing Law

This Agreement will be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. For the purpose of all legal proceedings, this Agreement will be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario will have jurisdiction to entertain any action arising under this Agreement. Each of the parties hereto hereby attorns and submits to the exclusive jurisdiction of the courts of the Province of Ontario.

11.12	Discretion of Directors

Any matter provided herein to be determined by the directors of the Corporation will be determined by the directors in their sole discretion, acting reasonably, and a determination so made will be conclusive.

11.13	Counterparts

This Agreement may be executed and delivered in counterparts by fax or other electronic means, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

11.14	English Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Agreement and all documents relating thereto, including the form of Subscription Receipt Certificate attached hereto as Schedule A, be drawn up in the English language only. Les parties aux présentes reconnaissent avoir accepté et exigé que le présent contrat et tous les documents s’y rapportant y compris, sans restreindre la portée générale de ce qui précède, le formulaire de certificat de reçu de souscription joint aux présentes à titre d’annexe A, soient rédigés en langue anglaise seulement.

[Signatures on following page]

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IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

AMERICAS GOLD AND SILVER CORPORATION
Per:	“Darren Blasutti”
Name: Darren Blasutti
Title: President and Chief Executive Officer

CORMARK SECURITIES INC.
Per:	“Kevin Carter”
Name: Kevin Carter
Title: Managing Director, Investment Banking

COMPUTERSHARE TRUST COMPANY OF CANADA
Per:	“Danny Snider”
Name: Danny Snider
Title: Corporate Trust Officer
“Mohanie Shivprasad”
Per:	Name: Mohanie Shivprasad
Title: Associate Trust Officer

[Signature page to Subscription Receipt Agreement]

SCHEDULE A

FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Americas Gold and Silver Corporation or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.

Unless permitted under securities legislation, the holder of this security must not trade the security before March 1, 2025.

[For certificates or statements representing Subscription Receipts issued to U.S. Receiptholders that are not QIB Purchasers, replace the CDS legend above with the following legend:]

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON CONVERSION THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT, (D) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR (E) IN ANY OTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS AND, IN THE CASE OF (D) AND (E) ABOVE, IF REQUIRED OR OTHERWISE REQUESTED, AFTER THE SELLER FURNISHES TO THE ISSUER AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

AMERICAS GOLD AND SILVER CORPORATION

(A corporation governed by the laws of Canada)

Number: ■	CUSIP / ISIN: 03062D134/CA03062D1345

THIS IS TO CERTIFY THAT ■ is the registered holder of ■ Subscription Receipts represented hereby.

The Subscription Receipts represented by this Subscription Receipt certificate (“Certificate”) are issued pursuant to a Subscription Receipt Agreement (the “Agreement”) dated October 30, 2024 among Americas Gold and Silver Corporation (the “Corporation”), Cormark Securities Inc., on its own behalf and on behalf of TD Securities Inc., Desjardins Securities Inc., Haywood Securities Inc., Canaccord Genuity Corp. and Eight Capital (collectively, the “Underwriters”) and Computershare Trust Company of Canada (the “Subscription Receipt Agent”).

Capitalized terms used in the Agreement have the same meaning herein as therein, unless otherwise defined.

Each Subscription Receipt entitles the holder, in accordance with the terms of, and subject to, the Agreement:

(a)

if the Corporation has delivered the Release Notice in accordance with Section 3.1(a) of the Agreement before the Transaction Deadline, to automatically receive, without any further action required by such holder and without the payment of any additional consideration, one Underlying Common Share for each Subscription Receipt held by the holder (subject to any applicable adjustments); or

(b)

if the Corporation has not delivered the Release Notice in accordance with Section 3.1(a) of the Agreement before the Transaction Deadline or if a Termination Event occurs, to receive, commencing on the second Business Day following the Termination Date, an amount equal to the full issue price for such Subscription Receipt and its pro rata share of the Earned Interest and Deemed Interest (less any applicable withholding taxes).

Reference is hereby made to the Agreement and any and all other instruments supplemental or ancillary thereto for a full description of the rights of the holders of the Subscription Receipts and the terms and conditions upon which such Subscription Receipts are, or are to be, issued and held, all to the same effect as if the provisions of the Agreement and all instruments supplemental or ancillary thereto were herein set forth, and to all of which provisions the holder of these Subscription Receipts by acceptance hereof assents. In the event of a conflict or inconsistency between the terms of the Agreement and this Certificate, the terms of the Agreement shall prevail.

The holding of the Subscription Receipts evidenced by this Certificate shall not constitute the holder hereof a Shareholder or entitle such holder to any right or interest in respect thereof except as herein and in the Agreement expressly provided.

The Agreement contains provisions making binding upon all holders of Subscription Receipts outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and by instruments in writing signed by the holders of a specified majority of the outstanding Subscription Receipts.

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The Subscription Receipts evidenced by this Certificate may be transferred on the register kept at the offices of the Subscription Receipt Agent by the registered holder hereof or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Subscription Receipt Agent, only upon payment of the charges provided for in the Agreement and upon compliance with such reasonable requirements as the Subscription Receipt Agent may prescribe. The transfer register shall be closed at 5:00 p.m. (Toronto time) on the earlier to occur of the Transaction Closing Date and the Termination Date.

Neither the Subscription Receipts evidenced by this Certificate nor the Common Shares issuable upon conversion hereof have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or the securities laws of any state of the United States and may not be offered or sold in the United States or by or on behalf of, or for the account or benefit of, a U.S. person or a person in the United States unless such securities have been registered under the U.S. Securities Act and the applicable state securities legislation or an exemption from such registration requirements is available. “United States” and “U.S. person” are as defined in Regulation S under the U.S. Securities Act.

This Certificate shall not be valid for any purpose whatsoever unless and until it has been Authenticated by or on behalf of the Subscription Receipt Agent.

This Certificate is governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

[Remainder of page left intentionally blank.]

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IN WITNESS WHEREOF the Corporation has caused this Certificate to be signed by a duly authorized representative as of October 30, 2024.

AMERICAS GOLD AND SILVER CORPORATION
Per:
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA, as Subscription Receipt Agent
Per:
Name:
Title:

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SCHEDULE B

FORM OF RELEASE NOTICE

TO:	COMPUTERSHARE TRUST COMPANY OF CANADA (the “Subscription Receipt Agent”)

AND TO:	CORMARK SECURITIES INC. (“Cormark”)

DATE:	■, 202■

Reference is made to the subscription receipt agreement (the “Subscription Receipt Agreement”) dated as of October 30, 2024 among Americas Gold and Silver Corporation (the “Corporation”), Cormark, on its own behalf and on behalf of TD Securities Inc., Desjardins Securities Inc., Haywood Securities Inc., Canaccord Genuity Corp. and Eight Capital (collectively, the “Underwriters”) and the Subscription Receipt Agent (capitalized terms used herein without definition having the meanings specified in the Subscription Receipt Agreement).

The Corporation represents, warrants and confirms that:

1.	each of the Escrow Release Conditions have been satisfied; and
2.	the Transaction will be completed in accordance with the Acquisition Agreement promptly following the release of Escrowed Funds in the manner directed hereunder.

In accordance with Sections 3.2 and 3.4 of the Subscription Receipt Agreement, as applicable, the Subscription Receipt Agent is hereby authorized and directed to:

•	release $■ of the Escrowed Funds (which, for greater certainty, excludes any amount of Earned Interest) to Cormark by means of a wire transfer to Cormark, on behalf of the Underwriters, in satisfaction of the Balance of the Underwriters’ Commission; and

•	pay the remainder of the Escrowed Funds to the Corporation or as it may direct.

The foregoing notice and direction, which may be signed in counterparts and delivered by facsimile or PDF, is irrevocable and shall constitute your good and sufficient authority for making such payments as directed above.

[Remainder of page left intentionally blank.]

DATED as of the date first written above.

AMERICAS GOLD AND SILVER CORPORATION
Per:
Name:
Title:

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SCHEDULE C

APPROVED BANKS

Bank	Relevant S&P Issuer Credit Rating (as at October 1, 2024)
Bank of America NA	A+
Bank of Montreal	A+
The Bank of Nova Scotia	A+
Bank of Scotland	A+
Bank of Tokyo-Mitsubishi UFJ	A
BNP Paribas	A+
Canadian Imperial Bank of Commerce	A+
Citibank NA	A+
National Bank of Canada	A
Royal Bank of Canada	AA-
Societe Generale (Canada Branch)	A
The Toronto-Dominion Bank	AA-

APPENDIX I

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	COMPUTERSHARE TRUST COMPANY OF CANADA
AND TO:	AMERICAS GOLD AND SILVER CORPORATION (the “Corporation”)

The undersigned (A) acknowledges that the sale of _______________________ of the Corporation represented by certificate number _____________ to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that (1) the undersigned is not (a) an “affiliate” (as that term is defined in Rule 405 under the U.S. Securities Act) of the Corporation, except any officer or director who is an affiliate solely virtue of holding such position, (b) a “distributor” as defined in Regulation S or (c) an affiliate of a distributor; (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of a designated offshore securities market (such as the TSX Venture Exchange or the Toronto Stock Exchange) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act); (5) the seller does not intend to replace securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities; and (6) the sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. The Corporation and legal counsel to the Corporation shall be entitled to rely upon the representations, warranties and covenants contained in this affirmation to the same extent as if this letter had been addressed to them, it being agreed that such representations shall be deemed to be made as of the date of this letter and at the time of the sale of the securities. Except as otherwise indicated, terms used herein have the meanings given to them by Regulation S.

Dated:	X Authorized signatory Name of Seller (please print) Name of authorized signatory (please print) Title of authorized signatory(please print)

Affirmation By Seller’s Broker-Dealer (required for sales in accordance with Section (B)(2)(b) above)

We have read the foregoing representations of our customer, _________________________ (the “Seller”), dated _______________________, with regard to our sale, for such Seller’s account, of the securities of the Corporation described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction was prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of a designated offshore securities market, (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities, and (D) no selling concession, fee or other remuneration is being paid to us in connection with this offer and sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. The Corporation and legal counsel to the Corporation shall be entitled to rely upon the representations, warranties and covenants contained in this affirmation to the same extent as if this letter had been addressed to them, it being agreed that such representations shall be deemed to be made as of the date of this letter and at the time of the sale of the securities. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Name of Firm

By:	Date:
Authorized officer

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